Registration No. 33-13481


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM N-6


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      Pre-Effective Amendment No. _____ _____

                     Post-Effective Amendment No. ____23_____


                                     and/or


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                             Amendment No. __________

                        (Check appropriate box or boxes)

         Principal  Life Insurance Company Variable Life Separate Account
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)


                  Principal  Life Insurance Company
--------------------------------------------------------------------------------
                               (Name of Depositor)

          The Principal Financial Group, Des Moines, Iowa              50392
--------------------------------------------------------------------------------
  (Address of Depositor's Principal Executive Offices)               (Zip Code)


Depositor's Telephone Number, including Area Code   (515) 248-3842

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration


                                 Sarah J. Pitts
                     Principal Life Insurance Company
                          The Principal Financial Group
                             Des Moines, Iowa 50392-0300
                     (Name and Address of Agent for Service)
              Telephone Number, Including Area Code: (515) 247-5111

                   Please send copies of all communications to

                                 J. Sumner Jones
                                 Jones & Blouch
                                 Suite 405 West
                        1025 Thomas Jefferson Street, NW
                            Washington, DC 20007-0805



It is proposed that this filing will become effective (check appropriate box)

        _____  immediately upon filing pursuant to paragraph (b) of Rule 485

        _____  on (date) pursuant to paragraph (b) of Rule 485

        _____  60 days after filing pursuant to paragraph (a)(1) of Rule 485

        __X__  on May 1, 2003 pursuant to paragraph (a)(1) of Rule 485

               If appropriate, check the following box:

        _____ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.


                        PRINCIPAL FLEXIBLE VARIABLE LIFE

           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

     Issued by Principal Life Insurance Company (the "Company") through its

        Principal Life Insurance Company Variable Life Separate Account

                     This prospectus is dated May 1, 2003.


As in the case of other life insurance policies, it may not be in your best interest to buy this Policy as a replacement for, or in addition to, existing insurance coverage. The Policy involves investment risk, including possible loss of principal.


This prospectus provides information that you should know before buying a Policy. It is accompanied by current prospectuses for the underlying mutual funds that are available as investment options under the Policy. Please read these prospectuses carefully and keep them for future reference.


The Securities and Exchange Commission ("SEC") has not approved or disapproved this security or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Not all the benefits, programs, features and investment options described in this prospectus are available or approved for use in every state. This prospectus offers a Policy which may not be available in all states and is not an offer to sell or solicitation of an offer to buy the Policy in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Policy other than those contained in this prospectus.

TABLE OF CONTENTS

GLOSSARY


ADJUSTMENT - change to your Policy resulting from an increase or decrease in policy face amount or a change in: smoking status; death benefit option; rating or riders.


ADJUSTMENT DATE - the monthly date on or next following the Company's approval of a requested adjustment.


ATTAINED AGE - the insured's age on the birthday on or preceding the last policy anniversary.


BUSINESS DAY - any date that the New York Stock Exchange ("NYSE") is open for trading and trading is not restricted.


DEATH BENEFIT GUARANTEE PREMIUM - a premium which is required to be paid in order to guarantee that the Policy will not lapse for a specific number of years.


DIVISION - a part of the Separate Account which invests in shares of a underlying mutual fund.


EFFECTIVE DATE - the date on which all requirements for issuance of a Policy have been satisfied.


FACE AMOUNT - life insurance coverage amount.


INSURED - the person named as the "insured" on the application for the Policy. The insured may or may not be the owner.


LOAN ACCOUNT - that part of the dollar amount in the Policy that reflects the value transferred from the division(s) as collateral for a policy loan.


LOAN INDEBTEDNESS - the amount of any policy loan and unpaid loan interest.


MATURITY DATE - the policy anniversary following the insured's 95th birthday.


MAXIMUM PREMIUM EXPENSE CHARGE - sales charge plus taxes (federal, state and local).


MONTHLY DATE - the day of the month which is the same day as the policy date.
     Example: If the policy date is September 5, 2003, the first monthly date is October 5, 2003.

MONTHLY POLICY CHARGE - the amount subtracted from the policy value on each monthly date equal to the sum of the cost of insurance and of additional benefits provided by any rider plus the monthly administration charge and mortality and expense risk charge in effect on the monthly date.

NET AMOUNT AT RISK - the amount upon which the cost of insurance charges are based. It is the result of:
  . the death benefit (as described in the Policy) at the beginning of the policy month, divided by 1.0024663; minus
  . the policy value at the beginning of the policy month calculated as if the monthly policy charge was zero.

NET POLICY VALUE - the policy value minus any loan indebtedness.


NET PREMIUM - the gross premium less the deductions for the premium expense charge. It is the amount of premium allocated to the divisions.


NET SURRENDER VALUE - surrender value minus any loan indebtedness.


NO LAPSE GUARANTEE PREMIUM - a premium which is required to be paid in order to guarantee the Policy will not lapse in the first five years.

NOTICE - any form of communication received in our home office which provides the information we need which may be in writing, sent to us by mail or facsimile or by calling us.


OWNER - the person, including joint owner, who owns all the rights and privileges of this Policy.


POLICY DATE - the date from which monthly dates, policy years and policy anniversaries are determined.


POLICY FACE AMOUNt - the insurance benefit provided by the Policy without any riders.


POLICY VALUE - an amount equal to the division value(s) plus the loan account value.


POLICY YEAR - the one-year period beginning on the policy date and ending one day before the policy anniversary and any subsequent one year period beginning on a policy anniversary.
     Example: If the policy date is September 5, 2003, the first policy year ends on September 4, 2004. The first policy anniversary falls on September 5, 2004.

PREMIUM EXPENSE CHARGE - the charge deducted from premium payments to cover a sales charge and state, local and federal taxes.


PRORATED BASIS - in the proportion that the value of a particular division bears to the total value of all divisions.


SURRENDER VALUE - policy value minus any surrender charge.


UNDERLYING MUTUAL FUND - a registered open-end investment company, or a separate investment account or portfolio thereof, in which a division invests.


UNIT - the accounting measure used to calculate the value of each division.


VALUATION PERIOD - the period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T. on each business day, and ends at the close of normal trading of the NYSE on the next business day.


WRITTEN REQUEST - actual delivery to the Company at our office of a written notice or request, signed and dated, on a form we supply or approve.


Your notices may be mailed to us at:
   Principal Life Insurance Company
   P O Box 9296
   Des Moines, Iowa 50306-9296
   Phone: 1-800-247-9988

YOU - the owner of the Policy.

SUMMARY: BENEFITS AND RISKS


This prospectus describes a flexible variable universal life insurance policy offered by the Company. This is a brief summary of the Policy's features. More detailed information follows later in this prospectus.


POLICY BENEFITS


DEATH BENEFITS AND PROCEEDS
The Company guarantees to pay a death benefit for as long as the Policy is in force. The death proceeds are paid to the beneficiary(ies) when the insured dies. Death proceeds are calculated as of the date of death of the insured. The amount of the death proceeds is:
.. the death benefit plus interest (as explained in DEATH BENEFITS AND POLICY
  VALUES - Death Proceeds);
.. minus loan indebtedness;
.. minus any overdue monthly policy charges (Overdue monthly policy charges arise when a Policy is in a grace period and the net surrender value is insufficient to cover the sum of the cost of insurance and of additional benefits provided by any rider plus other Policy charges.)
.. plus proceeds from any benefit rider on the life of the insured.

Death proceeds are paid in cash or applied under a benefit payment option. The Policy provides for two death benefit options. A death benefit option is elected on the application. Subject to certain conditions, the death benefit option may be changed after the Policy has been issued.


PREMIUM PAYMENT FLEXIBILITY
You may choose the amount and frequency of premium payments (subject to certain limitations).

POLICY VALUES
The policy value reflects your premium payments, partial surrenders, policy loans, policy expenses, interest credited and/or investment experience of the divisions. There is no guaranteed minimum division value.

Policy Loans
------------
A loan may be taken using the Policy as collateral. The minimum loan amount is $500. The maximum loan amount is 90% of the net surrender value.

Full Surrender
--------------
The Policy may be surrendered and any net surrender value paid to the owner. If the full surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed.

Partial Surrender
-----------------
On or after the first policy anniversary, a Policy may be partially surrendered and the proceeds paid to the owner. The surrender charge does not apply to partial surrenders.

ADJUSTMENT OPTIONS
The face amount may be increased or decreased unless the Policy is in a grace period or if monthly policy charges are being waived under a rider.

Face Amount Increase
--------------------
The minimum amount of an increase is $5,000 and is subject to our underwriting guidelines in effect at the time the increase is requested.

Face Amount Decrease
--------------------
On or after the first policy anniversary, a decrease in face amount may be requested if the request does not decrease the policy face amount below $25,000.

MATURITY PROCEEDS
If the insured is living on the maturity date, we will pay the owner an amount equal to the net surrender value. Maturity proceeds are paid in cash lump sum or applied under a benefit payment option. The Policy terminates on the maturity date.

POLICY RISKS


RISKS OF POOR INVESTMENT PERFORMANCE
The Policy is not intended to be a short-term savings vehicle. It is possible that investment performance could cause a loss of the entire amount allocated to the divisions. Without additional premium payments or a death benefit guarantee rider, it is possible that no death benefit would be paid upon the insured's death.

NOTE: Each division invests in a corresponding underlying mutual fund. The underlying mutual funds are NOT available to the general public directly but are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the underlying mutual funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and of any underlying mutual fund may differ substantially.

POLICY TERMINATION (LAPSE)
On an ongoing basis, the Policy's net surrender value must be sufficient to cover the monthly policy charges and any loan indebtedness. It is possible that poor investment performance could cause the Policy to lapse unless additional premiums are paid. When the Policy lapses, it terminates with no value and no longer provides any life insurance benefit upon the death of the insured.

During the first policy year, if the no-lapse premium requirement is met the Policy will not terminate even if the Policy's net surrender value is insufficient to cover the monthly policy charge.


LIMITATIONS ON ACCESS TO SURRENDER VALUE

Partial Surrender
-----------------
.. The minimum amount of a partial surrender is $500.
.. Two partial surrenders may be made in a policy year. The total of the amount(s) surrendered may not be greater than 50% of the net surrender value (as of the date of the request for the first partial surrender in that policy year).
.. A transaction charge of the lesser of $25 or two percent of the amount of the partial surrender is imposed.
.. The death benefit will be reduced by the amount of the partial surrender and the transaction charge.

Full Surrender
--------------
If the full surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed. Surrender charges are calculated based on the number of years the Policy was in force.

If you reinstate your Policy and then it is fully surrendered, a surrender charge may be imposed. The number of policy years is calculated from the original policy date through the surrender date - excluding the period during which the Policy was terminated.


ADVERSE TAX CONSEQUENCES
A full surrender, cancellation of the Policy by lapse or the maturity of the Policy on its maturity date may have adverse tax consequences. If the amount received by the policy owner plus any loan indebtedness exceeds the premiums paid into the Policy, then the excess generally will be treated as taxable income.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:
.. the value each year of the life insurance protection provided;
.. an amount equal to any employer-paid premiums; or .. some or all of the amount by which the current value exceeds the employer's interest in the Policy.
Participants should consult with the sponsor or the administrator of the plan and/or with their personal tax or legal adviser to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

RISKS OF UNDERLYING MUTUAL FUNDS
A comprehensive discussion of the risks of each underlying mutual fund may be found in the underlying mutual fund's prospectus. As with all mutual funds, as the value of an underlying mutual fund's assets rise or fall, the fund's share price changes. If you sell your units in a division (each of which invests in an underlying mutual fund) when their value is less than the price you paid, you will lose money.

Equity Funds
------------
The biggest risk is that the fund's returns may vary and you could lose money. The equity funds are each designed for long-term investors who can accept the risks of investing in a portfolio with significant common stock holdings. Common stocks tend to be more volatile than other investment choices. The value of an underlying mutual fund's portfolio may decrease if the value of an individual company in the portfolio decreases. The value of an underlying mutual fund's portfolio could also decrease if the stock market goes down.

Income Funds
------------
A fundamental risk of fixed-income securities is that their value will fall if interest rates rise. Since the value of a fixed-income portfolio will generally decrease when interest rates rise, the underlying mutual fund's share price may likewise decrease. Another fundamental risk associated with fixed-income securities is credit risk, which is the risk that an issuer will be unable to make principal and interest payments when due.

International Funds
-------------------
The international underlying mutual funds have significant exposure to foreign markets. As a result, their returns and price per share may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country.

SUMMARY: FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy or surrender the Policy.

                               TRANSACTION FEES
 ------------------------------------------------------------------------------
 CHARGE                  CHARGE IS DEDUCTED:           AMOUNT DEDUCTED
 ------------------------------------------------------------------------------
  Maximum Sales Charge    from each premium paid        5.00% of premium paid
  Imposed
 ------------------------------------------------------------------------------
  Taxes (federal, state   from each premium paid        2.00% of premium paid
  and local)
 ------------------------------------------------------------------------------
  Maximum Deferred        from proceeds upon full       25% of the minimum
  Sales Charge            surrender of Policy or        first year premium
                          termination of Policy for
                          insufficient value
 ------------------------------------------------------------------------------
  Transaction fee on      on each partial surrender     The lesser of $25 or 2%
  partial surrenders                                    of the amount
                                                        surrendered
 ------------------------------------------------------------------------------
  Transfer fee            upon each transfer after      $25 per transfer
                          the fourth transfer in a
                          policy year
 ------------------------------------------------------------------------------

  * Deferred sales charges (surrender fees) decline over time.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying mutual fund fees and expenses.

    PERIODIC CHARGES OTHER THAN UNDERLYING MUTUAL FUND OPERATING EXPENSES
 ------------------------------------------------------------------------------
                               WHEN CHARGE
          CHARGE               IS DEDUCTED              AMOUNT DEDUCTED
 ------------------------------------------------------------------------------
  Cost of Insurance:*
  Minimum and Maximum                            $XXXXX increasing to $XXXXX
  Charge                                         per $1,000 of net amount at
                                                 risk
  Charge for a                   monthly
  representative policy                          $XXXXX increasing to $XXXXX
  owner                                          per $1,000 of net amount at
   (45-year old male with                        risk
   a risk classification
   of preferred
   non-smoker)
 ------------------------------------------------------------------------------
  Mortality and Expense          monthly         equivalent to:
  Risk Charge                                    0.75% of the policy value
  Current                                        0.90% of the policy value
  Guaranteed**
 ------------------------------------------------------------------------------
  Administration Charge:         monthly
   Current                                       $4.75 per month
   Guaranteed                                    $5.00 per month
 ------------------------------------------------------------------------------
  Policy loan interest
  (applies only if a
  policy loan is
  outstanding or if the
  death benefit is              annually         8.0% of loan balance per year
  advanced due to the        (accrued daily)
  Accelerated Benefit
  Rider)
 ------------------------------------------------------------------------------
  Optional Insurance
  Benefits***
  Accelerated Benefit           annually         8.0% of death proceeds advanced per year
  Rider
  Accidental Death               monthly         $0.03 increasing to $0.14 per
  Benefit Rider                                    $1,000 of rider benefit
  Child Term Rider               monthly         $0.40 per $1,000 of rider benefit
  Guaranteed Option Rider        monthly         $XXXXX per $1,000 of rider benefit
  Life Paid-Up Rider       rider exercise date
  Spouse Term Rider              monthly         $0.16 increasing to $1.80 per $1,000 of rider benefit
  Waiver of Monthly              monthly         $0.01 increasing to $0.51 per
  Policy Charges Rider                             $1,000 of net amount at risk
 ------------------------------------------------------------------------------

  * The cost of insurance rate at issue and for any underwritten face amount increase is based on the gender, issue age and age at adjustment, duration since issue and since adjustment, smoking status, and risk classification of the insured. The charge shown in the table may not be representative of the charge that a particular policy owner will pay. Typically, cost of insurance rates are lower for insureds who: are non-smokers; have a risk classification of preferred; are younger; and are fully underwritten. You may obtain more information about the particular cost of insurance charge that would apply to you from your registered representative or by phoning 1-800-247-9988.

    ** An increase in the annual rate will only apply to Policies issued on or after the date of the increase.

    *** Rates shown assume insured's risk class is standard or better.

The next table shows the minimum and maximum fees and expenses charged by any of the underlying mutual funds that you may pay periodically during the time that you own the Policy. More detail concerning the fees and expenses of each underlying mutual fund is contained in the prospectus for each underlying mutual fund.


Annual Underlying Mutual Fund Operating Expenses as of December 31, 2002.

                                                                            MINIMUM        MAXIMUM
 -----------------------------------------------------------------------------------------------------
 Total annual underlying mutual fund operating expenses (expenses that are deducted from underlying mutual fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)
 -----------------------------------------------------------------------------------------------------

The following table shows the fees and expenses (before waiver or reimbursement) charged by each underlying mutual fund for the fiscal year ended December 31, 2002.

 UNDERLYING MUTUAL FUNDS                             MANAGEMENT FEES  12B-1FEES   OTHER EXPENSES   TOTAL EXPENSES(/1)/
 -----------------------                             ---------------  ---------   --------------   -------------------
 AIM V.I Core Equity                                                                                             /
 AIM V.I. Growth and Income                                                                                      /
 AIM V.I. Premier Equity                                                                                         /
 American Century VP Income & Growth                                                                             /
 American Century VP Ultra
 American Century VP Value
 Dreyfus IP Founders Discovery
 Fidelity VIP Contrafund                                  0.58             n/a             0.10           0.68
 Fidelity VIP Equity-Income                                   0.48         n/a         0.09                   0.57
 Fidelity VIP Growth                                                                       0.09               0.77
 Fidelity VIP High Income                                                                                     0.70
 INVESCO VIF - Dynamics
 INVESCO VIF - Health Sciences
 INVESCO VIF - Small Company Growth
 INVESCO VIF - Technology                                                                                        /
 Janus Aspen - Mid Cap Growth
 Principal VCF Asset Allocation                               0.80         n/a             0.04               0.84
 Principal VCF Balanced /(2)/                                 0.59         n/a             0.03               0.62
 Principal VCF Bond                                           0.47         n/a             0.02               0.49
 Principal VCF Capital Value                                  0.60         n/a             0.01               0.61
 Principal VCF Equity Growth                                  0.75         n/a             0.02               0.77
 Principal VCF Government Securities                          0.46         n/a             0.01               0.47
 Principal VCF Growth                                         0.60         n/a             0.01               0.61
 Principal VCF High Yield                                     0.60         n/a             0.06               0.66
 Principal VCF International /(2)/                            0.85         n/a             0.08               0.93
 Principal VCF International Emerging Markets /(3)/           1.25         n/a             1.01               2.26
 Principal VCF International SmallCap /(2)/                   1.20         n/a             0.12               1.32
 Principal VCF LargeCap Blend/ (4)/                           0.75         n/a             0.35               1.10
 Principal VCF LargeCap Growth                                1.10         n/a             0.04               1.14
 Principal VCF LargeCap Growth Equity /(5)/                   1.00         n/a             0.09               1.09
 Principal VCF LargeCap Stock Index                           0.35         n/a             0.04               0.39
 Principal VCF LargeCap Value /(4)/                           0.75         n/a             0.25               1.00
 Principal VCF Limited Term Bond /(6)/                                     n/a             0.08
 Principal VCF MicroCap                                       1.00         n/a             0.25               1.25
 Principal VCF MidCap                                         0.61         n/a             0.01               0.62
 Principal VCF MidCap Growth /(2)/                            0.90         n/a             0.02               0.92
 Principal VCF MidCap Growth Equity /(5)/                     1.00         n/a             0.13               1.13
 Principal VCF MidCap Value /(2)/                             1.05         n/a             0.05               1.10
 Principal VCF Money Market                                   0.48         n/a             0.01               0.49
 Principal VCF Real Estate                                    0.90         n/a             0.02               0.92
 Principal VCF SmallCap                                       0.85         n/a             0.12               0.97
 Principal VCF SmallCap Growth /(2)/                          1.00         n/a             0.06               1.06
 Principal VCF SmallCap Value /(2)/                           1.10         n/a             0.19               1.29
 Principal VCF Utilities                                      0.60         n/a             0.02               0.62
 Putnam VT Global Asset Allocation
 Putnam VT Vista
 Putnam VT Voyager
 Wells Fargo VT Asset Allocation
 Wells Fargo VT Equity Income
 Wells Fargo VT Large Company Growth


/ //(1)/ The Company and Princor Financial Services Corporation may receive a portion of the underlying fund expenses for record keeping, marketing and distribution services.
/ //(2)/ Expenses shown without the effect of any expense offset arrangement.
/ //(3)/ Expenses shown without the effect of any expense offset arrangement or expense cap (which increased May 1, 2002).
/ //(4)/ Expenses shown without the effect of any expense offset arrangement or expense cap (which ceased May 1, 2002).
/ //(5)/ Expenses shown without the effect of any expense offset arrangement or expense cap.
/ //(6) /Expenses for this Fund are estimated.

For certain underlying mutual funds, certain expenses were voluntarily reimbursed and/or fees voluntarily waived during 2002. It is anticipated that these expense reimbursement/fee waiver arrangements will continue part the current year though they may be terminated at any time. After taking into account these voluntary arrangements, annual underlying mutual fund operating expenses were:

 UNDERLYING MUTUAL FUNDS                   TOTAL EXPENSES
 -----------------------                   --------------
 Principal VCF International/ /                0.92%
 Principal VCF International SmallCap/ /       1.31%
 Principal VCF LargeCap Blend                  1.00%
 Principal VCF LargeCap Growth Equity          1.05%
 Principal VCF LargeCap Value/ /               0.96%
 Principal VCF MidCap Growth/ /                0.91%
 Principal VCF MidCap Growth Equity            1.07%
 Principal VCF MidCap Value                    1.04%
 Principal VCF SmallCap Growth/ /              0.95%
 Principal VCF SmallCap Value                  1.28%


CORPORATE ORGANIZATION AND OPERATION


THE COMPANY
The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50306. It is authorized to transact life and annuity business in all of the United States and the District of Columbia. The Company is a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a directly wholly owned subsidiary of Principal Financial Group, Inc.

On June 24, 1879, the Company was incorporated under Iowa law as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure took place July 1, 1998. Effective October 26, 2001, Principal Mutual Holding Company converted to a stock company and Principal Financial Group, Inc. completed its initial public offering.


PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
The Separate Account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the SEC. This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.

The income, gains, and losses, whether or not realized, credited to or charged against the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Company's other assets. Assets of the Separate Account may not be used to pay any liabilities of the Company other than those arising from the policies funded by the Separate Account. The Company is obligated to pay all amounts promised to policy owners under the Policy.


THE FUNDS
The assets of each division of the Separate Account invest in a corresponding underlying mutual fund. The Company purchases and sells fund shares for the Separate Account at their net asset value. The assets of each division are separate from the others. A division's performance has no effect on the investment performance of any other division.

The funds are mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies. A full description of the funds, their investment objectives, policies and restrictions, charges and expenses and other operational information is contained in the attached prospectuses (which should be read carefully before investing). ADDITIONAL COPIES OF THESE DOCUMENTS ARE AVAILABLE FROM A SALES REPRESENTATIVE OR BY CONTACTING OUR HOME OFFICE AT 1-800-247-9988.


Appendix A contains a brief summary of the investment objectives of, and sub-advisor for, each division.

New divisions may be added and made available. Divisions may also be eliminated from the Separate Account following SEC approval.

Deletion or Substitution of Investments
---------------------------------------
We reserve the right to make certain changes if, in our judgement, they best serve your interests or are appropriate in carrying out the purpose of the Policy. Any changes are made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes we may make include:
.. transfer assets in any division to another division;
.. add, combine or eliminate divisions; or .. substitute the shares of a division for shares in another division:
  . if shares of a division are no longer available for investment; or . if in our judgement, investment in a division becomes inappropriate considering the purposes of the division.

If we eliminate or combine existing divisions or transfer assets from one division to another, you may change allocation percentages and transfer any value in an affected division to another division(s) without charge. You may exercise this exchange privilege until the later of 60 days after a) the effective date of the change, or b) the date you receive notice of the options available. You may only exercise this right if you have an interest in the affected division(s).


Voting Rights
-------------
We vote division shares at shareholder meetings of the underlying mutual funds. We follow the voting instructions received from people having the voting interest in the division shares.

You have a voting interest under a Policy. You have one vote for each $100 of policy value in the division(s). Fractional votes are allocated for amounts less than $100. The number of votes on which you have the right to instruct us is determined as of a date established by the mutual fund for setting the shareholders eligible to vote.


According to procedures adopted by the mutual fund, voting instructions are solicited by a written proxy statement before a shareholder meeting. We vote other underlying mutual fund shares, for which no voting instructions are received, in the same proportion as the shares for which we receive voting instructions. Underlying mutual fund shares held in our general account are voted in proportion to instructions that are received with respect to the participating contracts.


If we determine, under applicable law, that underlying mutual fund shares need not be voted according to the instructions received, we may vote underlying mutual fund shares held in the Separate Account in our own right. We may, when required by state insurance regulatory authorities, disregard voting instructions. This may be done if the instructions would require shares to be voted to:
.. change a subclassification or investment objective of the underlying mutual fund;
.. disapprove an investment advisory contract of the underlying mutual fund; or .. approve changes initiated by an owner in the investment policy or investment advisor of the underlying mutual fund if we reasonably disapprove of the changes.The change would be disapproved only if:
  . the proposed change is contrary to state law;
  . prohibited by state regulatory authorities; or . we determine the change is inconsistent with the investment objectives of the mutual fund.

CHARGES AND DEDUCTIONS


We make certain charges and deductions to support operation of the Policy and the Separate Account. Some charges are deducted from premium payments when they are received. Other charges are deducted on a monthly basis while others are deducted at the time a Policy is surrendered or terminated.

PREMIUM EXPENSE CHARGE
When we receive your premium payment, we deduct a premium expense charge. The actual taxes we pay vary from state to state. The expense charge is based upon the average tax rate we expect to pay nationwide, the premiums we receive from all states and other expense assumptions. The rate for a particular Policy does not necessarily reflect the actual tax costs applicable to that Policy. The sales load is intended to pay us for distribution expenses, including commissions paid to sales representatives, printing of prospectuses and sales literature, and advertising.

Deductions from premiums equal:
.. 5.0% (of premiums paid) for sales load
.. plus 2.0% (of premiums paid) for taxes

SURRENDER CHARGE
A surrender charge is imposed upon full surrender of the Policy within ten years of the policy date or of a policy face amount increase. If you reinstate your Policy and then it is fully surrendered, a surrender charge may be imposed.

Surrender charges vary based on the gender (where allowed by law), attained age of the insured on the policy date and the number of policy years since issue or adjustment. The charge applies only during the first ten policy years unless there is a policy face amount increase. A policy face amount increase has its own surrender charge period that begins on the adjustment date. The total surrender charge on the Policy is the sum of the surrender charges for the policy face amount at issue and each policy face amount increase. The surrender charge is not affected by any decrease in policy face amount or any change in policy face amount resulting from a change of death benefit options.


The surrender charge on an early surrender or Policy lapse is significant. As a result, you should purchase a Policy only if you have the financial capacity to keep it in force for a substantial period of time.


The surrender charge is waived if the Policy is surrendered in connection with an exchange offer for another policy issued by the Company.


The surrender charge compensates us for expenses relating to the sale of the Policy.


Surrender charge percentage
---------------------------
The surrender charge is (a) multiplied by (b) where:
    (a) is the face amount
    (b) is the applicable surrender charge percentage shown below

                 FIRST YEAR CONTINGENT DEFERRED SURRENDER CHARGES
                             PER $1000 OF FACE AMOUNT
                                    MALE LIVES
 ISSUE      ADM.      SALES      TOTAL     ISSUE      ADM.      SALES       TOTAL
  AGE      CHARGE      LOAD     CHARGE      AGE      CHARGE      LOAD      CHARGE
 -----     ------     -----     ------     -----     ------     -----      ------
    0       0.43       0.89      1.32        40        2.31      1.71        4.02
    1       0.69       0.63      1.32        41        2.38      1.81        4.19
    2       0.72       0.62      1.34        42        2.47      1.91        4.38
    3       0.74       0.62      1.36        43        2.56      2.02        4.58
    4       0.77       0.62      1.39        44        2.65      2.14        4.79
    5       0.80       0.61      1.41        45        2.74      2.27        5.01
    6       0.84       0.60      1.44        46        2.86      2.39        5.25
    7       0.87       0.60      1.47        47        3.00      2.50        5.50
    8       0.91       0.60      1.51        48        3.14      2.63        5.77
    9       0.93       0.61      1.54        49        3.30      2.76        6.06
   10       0.96       0.62      1.58        50        3.46      2.90        6.36
   11       0.97       0.65      1.62        51        3.63      3.06        6.69
   12       0.97       0.69      1.66        52        3.81      3.23        7.04
   13       0.96       0.74      1.70        53        4.01      3.40        7.41
   14       0.95       0.80      1.75        54        4.22      3.58        7.80
   15       0.93       0.86      1.79        55        4.44      3.78        8.22
   16       0.92       0.91      1.83        56        4.69      3.98        8.67
   17       0.91       0.96      1.87        57        4.97      4.18        9.15
   18       0.92       1.00      1.92        58        5.26      4.40        9.66
   19       0.93       1.03      1.96        59        5.55      4.66       10.21
   20       1.02       0.99      2.01        60        5.82      4.98       10.80
   21       1.07       0.99      2.06        61        6.05      5.37       11.42
   22       1.11       1.00      2.11        62        6.27      5.83       12.10
   23       1.16       1.01      2.17        63        6.48      6.34       12.82
   24       1.22       1.01      2.23        64        6.70      6.89       13.59
   25       1.28       1.02      2.30        65        6.95      7.47       14.42
   26       1.34       1.03      2.37        66        7.24      8.07       15.31
   27       1.41       1.04      2.45        67        7.55      8.71       16.26
   28       1.47       1.06      2.53        68        7.88      9.40       17.28
   29       1.53       1.09      2.62        69        8.22     10.16       18.38
   30       1.60       1.11      2.71        70        8.59     10.98        9.57
   31       1.66       1.15      2.81        71        8.98     11.87       20.85
   32       1.73       1.19      2.92        72        9.41     12.83       22.24
   33       1.80       1.23      3.03        73        9.83     13.88       23.71
   34       1.87       1.28      3.15        74       10.23     15.06       25.29
   35       1.93       1.34      3.27        75       10.58     16.38       26.96
   36       2.01       1.40      3.41
   37       2.08       1.47      3.55
   38       2.15       1.54      3.69
   39       2.23       1.62      3.85

                 FIRST YEAR CONTINGENT DEFERRED SURRENDER CHARGES
                             PER $1000 OF FACE AMOUNT
                                   FEMALE LIVES
 ISSUE      ADM.      SALES      TOTAL     ISSUE      ADM.      SALES       TOTAL
  AGE      CHARGE      LOAD     CHARGE      AGE      CHARGE      LOAD      CHARGE
 -----     ------     -----     ------     -----     ------     -----      ------
    0       0.44       0.76      1.20        40        1.97      1.52        3.49
    1       0.66       0.54      1.20        41        2.03      1.60        3.63
    2       0.68       0.54      1.22        42        2.09      1.69        3.78
    3       0.70       0.54      1.24        43        2.15      1.78        3.93
    4       0.72       0.54      1.26        44        2.23      1.87        4.10
    5       0.74       0.54      1.28        45        2.30      1.98        4.28
    6       0.77       0.54      1.31        46        2.40      2.06        4.46
    7       0.79       0.54      1.33        47        2.51      2.15        4.66
    8       0.82       0.54      1.36        48        2.63      2.23        4.86
    9       0.84       0.54      1.38        49        2.74      2.34        5.08
   10       0.85       0.56      1.41        50        2.87      2.44        5.31
   11       0.88       0.57      1.45        51        3.00      2.56        5.56
   12       0.89       0.59      1.48        52        3.15      2.67        5.82
   13       0.90       0.61      1.51        53        3.32      2.78        6.10
   14       0.92       0.63      1.55        54        3.50      2.90        6.40
   15       0.93       0.66      1.59        55        3.67      3.04        6.71
   16       0.94       0.68      1.62        56        3.88      3.17        7.05
   17       0.96       0.70      1.66        57        4.10      3.30        7.40
   18       0.99       0.72      1.71        58        4.33      3.46        7.79
   19       1.01       0.74      1.75        59        4.62      3.58        8.20
   20       1.05       0.75      1.80        60        4.90      3.74        8.64
   21       1.07       0.77      1.84        61        5.16      3.97        9.13
   22       1.11       0.78      1.89        62        5.41      4.23        9.64
   23       1.15       0.80      1.95        63        5.64      4.56       10.20
   24       1.18       0.82      2.00        64        5.86      4.94       10.80
   25       1.22       0.84      2.06        65        6.11      5.32       11.43
   26       1.26       0.87      2.13        66        6.39      5.73       12.12
   27       1.30       0.90      2.20        67        6.70      6.16       12.86
   28       1.35       0.92      2.27        68        7.06      6.61       13.67
   29       1.39       0.95      2.34        69        7.47      7.07       14.54
   30       1.44       0.98      2.42        70        7.97      7.53       15.50
   31       1.49       1.01      2.50        71        8.45      8.10       16.55
   32       1.54       1.05      2.59        72        8.93      8.77       17.70
   33       1.59       1.09      2.68        73        9.44      9.50       18.94
   34       1.65       1.13      2.78        74        9.94     10.35       20.29
   35       1.71       1.17      2.88        75       10.33     11.42       21.75
   36       1.76       1.23      2.99
   37       1.81       1.30      3.11
   38       1.87       1.36      3.23
   39       1.92       1.44      3.36

                 FIRST YEAR CONTINGENT DEFERRED SURRENDER CHARGES
                             PER $1000 OF FACE AMOUNT
                                   UNISEX LIVES
 ISSUE      ADM.      SALES      TOTAL     ISSUE      ADM.      SALES       TOTAL
  AGE      CHARGE      LOAD     CHARGE      AGE      CHARGE      LOAD      CHARGE
 -----     ------     -----     ------     -----     ------     -----      ------
   0        0.43       0.87      1.30        40        2.26      1.69        3.95
   1        0.69       0.61      1.30        41        2.34      1.78        4.12
   2        0.72       0.60      1.32        42        2.42      1.88        4.30
   3        0.74       0.60      1.34        43        2.51      1.99        4.50
   4        0.77       0.60      1.37        44        2.60      2.10        4.70
   5        0.79       0.60      1.39        45        2.69      2.23        4.92
   6        0.83       0.59      1.42        46        2.80      2.35        5.15
   7        0.86       0.59      1.45        47        2.93      2.46        5.39
   8        0.90       0.59      1.49        48        3.07      2.58        5.65
   9        0.92       0.60      1.52        49        3.22      2.71        5.93
   10       0.95       0.61      1.56        50        3.38      2.84        6.22
   11       0.96       0.64      1.60        51        3.55      2.99        6.54
   12       0.97       0.67      1.64        52        3.73      3.15        6.88
   13       0.96       0.72      1.68        53        3.92      3.32        7.24
   14       0.95       0.77      1.72        54        4.12      3.50        7.62
   15       0.94       0.82      1.76        55        4.33      3.69        8.02
   16       0.93       0.87      1.80        56        4.58      3.88        8.46
   17       0.93       0.91      1.84        57        4.85      4.07        8.92
   18       0.94       0.95      1.89        58        5.14      4.28        9.42
   19       0.96       0.97      1.93        59        5.43      4.52        9.95
   20       1.04       0.94      1.98        60        5.70      4.82       10.52
   21       1.08       0.95      2.03        61        5.93      5.19       11.12
   22       1.12       0.96      2.08        62        6.16      5.62       11.78
   23       1.17       0.97      2.14        63        6.37      6.11       12.48
   24       1.22       0.98      2.20        64        6.59      6.64       13.23
   25       1.28       0.99      2.27        65        6.84      7.19       14.03
   26       1.34       1.00      2.34        66        7.13      7.77       14.90
   27       1.40       1.02      2.42        67        7.44      8.38       15.82
   28       1.46       1.04      2.50        68        7.77      9.04       16.81
   29       1.52       1.06      2.58        69        8.13      9.75       17.88
   30       1.58       1.09      2.67        70        8.51     10.53       19.04
   31       1.64       1.13      2.77        71        8.91     11.38       20.29
   32       1.71       1.17      2.88        72        9.34     12.31       21.65
   33       1.77       1.21      2.98        73        9.78     13.31       23.09
   34       1.84       1.26      3.10        74       10.20     14.44       24.64
   35       1.91       1.31      3.22        75       10.55     15.73       26.28
   36       1.98       1.38      3.36
   37       2.05       1.44      3.49
   38       2.11       1.52      3.63
   39       2.19       1.60      3.79

                  SURRENDER CHARGE PERCENTAGE TABLE
                        (AFTER POLICY YEAR 1)
      NUMBER OF YEARS SINCE POLICY     THE FOLLOWING PERCENTAGE OF
    DATE AND/OR FACE AMOUNT INCREASE   SURRENDER CHARGE IS PAYABLE
    --------------------------------   ---------------------------
              2 through 3                        100.00%
                   4                             87.5
                   5                             75.0
                   6                             62.5
                   7                             50.0
                   8                             37.5
                   9                             25.0
                   10                            12.5
              11 and later                       0.0



Monthly Policy Charge
---------------------
The monthly policy charge is made up of:
.. a charge for the cost of insurance;
.. a monthly administration charge;
.. a mortality and expense risks charge; and .. any charge for an optional insurance benefit added by rider(s).

On the policy date and each monthly date thereafter, we deduct the charge from your policy value in the divisions (but not your loan account). The deduction is made using your current monthly policy charge allocation percentages. Your allocation percentages may be:
.. the same as allocation percentages for premium payments;
.. determined on a prorated basis; or
.. determined by any other allocation method which we agree upon.
For each division, the allocation percentage must be zero or a whole number. The total of the allocation percentages must equal 100. Allocation percentages may be changed without charge. A request for an allocation change is effective on the date we receive the request. If we cannot follow your instructions because of insufficient value in any division, the monthly policy charge is deducted on a prorated basis.

Cost of Insurance Charge
------------------------
This charge compensates us for providing insurance protection under the Policy.

Your monthly cost of insurance charge is (a) multiplied by (b):
    (a) is the cost of insurance rate described below divided by 1,000; and
    (b) is the net amount at risk.

The net amount at risk is the difference between the death benefit and policy value (see Glossary for exact formula). The lower the policy value, the higher the net amount at risk thus higher costs of insurance charges. The net amount at risk is affected by investment performance, policy loans, payment of premiums, fees and charges under the Policy, death benefit option chosen, partial surrenders and face amount adjustments.

Different cost of insurance rates may apply to policy face amount increases and to supplemental benefit riders. The cost of insurance for the increase is based on the insured's gender*, issue age, duration since issue, smoking status, and risk classification at the time of the increase. The guaranteed maximum cost of insurance rate for the increase is based on the insured's gender*, attained age and risk classification at the time of the increase.

  * The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans is not based on the gender of the insured.


Groups and persons buying Policies under a sponsored arrangement may apply for flexible underwriting. If flexible underwriting is granted, the cost of insurance charge may increase because of higher anticipated mortality experience. Flexible underwriting programs currently available include: batch underwriting, simplified issue underwriting and guaranteed issue underwriting.


Monthly Administration Charge
-----------------------------
This charge reimburses us for the costs of maintaining the Policy, including accounting and record keeping.


CURRENT CHARGES . The current monthly administrative charge is $4.75 per month.



GUARANTEED ADMINISTRATION CHARGES . In all policy years, the guaranteed maximum monthly administration charge is $5.00 per month.

Mortality and Expense Risks Charge
----------------------------------
The mortality and expense risks charge compensates us for assuming risks associated with:
.. mortality risk - that the insured does not live as long as expected, and; .. expense costs - that the costs of issuing and administering the Policy are more than expected.

Each month, we deduct a mortality and expense risks charge at an annual rate of 0.75% of the value in the divisions. We reserve the right to increase the annual rate but guarantee that the maximum annual rate will not exceed 0.90% of the value in the divisions. If we increase the annual rate, the increase will only apply to Policies issued on or after the date of the increase.


UNDERLYING MUTUAL FUND CHARGES
The assets of each division are used to purchase shares in a corresponding mutual fund at net asset value. The net asset value of the mutual fund reflects management fees and operating expenses already deducted from the assets of the mutual fund. Current management fees and operating expenses for a mutual fund are shown in the prospectus for the underlying mutual fund.

GENERAL DESCRIPTION OF THE POLICY


THE CONTRACT
The entire contract is made up of applications, amendments, riders and endorsements attached to the Policy, current data pages, copies of any supplemental applications, amendments, endorsements and revised data pages which are mailed to you. No statement, unless made in an application, is used to void a Policy (or void an adjustment in the case of an adjustment application). Only our corporate officers can agree to change or waive any provisions of a Policy. Any change or waiver must be in writing and signed by an officer of the Company.

The descriptions that follow are based on provisions of the Policy offered by this prospectus.


RIGHTS UNDER THE POLICY

Ownership
---------
Unless changed, the owner(s) is as named in the application. The owner(s) may exercise every right and privilege of the Policy, subject to the rights of any irrevocable beneficiary(ies) and any assignee(s).

All rights and privileges of ownership of a Policy end if death proceeds are paid, upon the maturity date (unless the Extended Coverage Rider is in effect), if the Policy is surrendered or if the grace period ends without our receiving the payment required to keep the Policy in force.

If an owner dies before the Policy terminates, the surviving owner(s), if any, succeeds to that person's ownership interest, unless otherwise specified. If all owners die before the Policy terminates, the Policy passes to the estate of the last surviving owner. With our consent, you may specify a different arrangement for contingent ownership.


You may change your ownership designation at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.


Beneficiary
-----------
If the insured dies before the maturity date, we pay death proceeds to your named beneficiary(ies). You have the right to name a beneficiary(ies) and contingent beneficiary(ies). This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us a written request. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.

If no beneficiary(ies) survives the insured, the death proceeds are paid to the owner(s) or the estate of the owner(s) in equal percentages unless otherwise specified.


Assignment
----------
You may assign your Policy. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment.

An assignment must be made in writing and filed with us at our home office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the beneficiary(ies), are subject to any assignment on file with us.


POLICY LIMITATIONS

Division Transfers
------------------
After the free-look period, you may transfer amounts between the divisions. The minimum transfer amount is the lesser of $250 or the value of your division. You must specify the dollar amount or percentage to transfer from each division. The transfer is made, and the values determined as of the end of the valuation period in which we receive your request. A transfer fee of $25 is imposed on each transfer after the fourth transfer in a policy year.

You may request a transfer by:
.. sending us a written request;
.. calling us if telephone privileges apply (1-800-247-9988); or
.. visiting www.principal.com (if internet privileges apply).

In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.



MARKET TIMING DISCLOSURE . The Policy does not permit excessive trading or market timing. Market timing activity can disrupt management strategy of the underlying mutual funds and increase expenses, which are borne by all Policy owners. We reserve the right to reject excessive exchanges or purchases if the trade would disrupt the management of the Separate Account, any division or any underlying mutual fund. In addition, we may suspend or modify transfer privileges at any time to prevent market timing efforts that could disadvantage other Policy owners. These modifications could include, but not be limited to:
.. requiring a minimum time period between each transfer;
.. not accepting transfer requests from someone providing them for multiple
  Policies for which he or she is not the owner; or .. limiting the dollar amount that a Policy owner may transfer at any one time.

OPTIONAL INSURANCE BENEFITS
Subject to certain conditions, you may add one or more optional insurance benefits to your Policy. Detailed information concerning optional insurance benefits may be obtained from an authorized agent or our home office. NOT ALL OPTIONAL INSURANCE BENEFITS ARE AVAILABLE IN ALL STATES. SOME PROVISIONS MAY VARY FROM STATE TO STATE. The cost, if any, of an optional insurance benefit is deducted from your policy value.

Accelerated Benefit Rider
-------------------------
This rider provides the option of receiving the death proceeds before death if the insured becomes terminally ill. Up to 75 percent of the face amount, up to a maximum of $1,000,000, may be requested provided that the insured has been diagnosed as terminally ill and has a life expectancy of less than 12 months. The death proceeds payable upon the death of the insured will be reduced by the amount of the death proceeds advanced plus loan interest charged. This rider is added automatically to all Policies. There is no charge for this rider other than loan interest charged during the time period death proceeds are advanced.

Accidental Death Benefit Rider
------------------------------
This rider provides an additional death benefit if the insured's death is caused by accidental means. There is a charge for this rider.

Accounting Benefit Rider
------------------------
This rider is available on business cases only and provides that if the Policy is surrendered in the first ten years, any surrender charge which would otherwise apply will be waived. This waiver of surrender charge does not apply to a Policy which is surrendered for the purpose of replacing it with a policy from another company, including Internal Revenue Code Section 1035 exchanges. Our approval, under our then current underwriting guidelines, is required to add this rider. There is no charge for this rider.

Change of Insured Rider
-----------------------
This rider is available on business cases only and allows the business to change the insured when an employee leaves employment or ownership of the business changes. Until the effective date of the change of insured application, coverage remains in effect on the life of the prior insured. We must receive satisfactory evidence of insurability (according to our underwriting guidelines then in effect) for the newly named insured. Future cost of insurance rates are based on the gender, issue age, smoking status and risk classification of the newly named insured. The death proceeds are paid when the newly named insured dies. There is no charge for this rider.

Child Term Rider
----------------
This rider provides insurance coverage for the insured's child(ren). We will pay this rider's beneficiary its insurance amount upon receipt of proof that the child died before the termination of this rider. There is a charge for this rider.

Cost of Living Increase Rider
-----------------------------
This rider provides increases in the face amount every three years without requiring evidence of insurability. This rider is added automatically to all Polices with a risk classification of standard or better and where the insured's issue age is 52 or younger. When exercised, the monthly policy charge and surrender charge will be increased to cover the costs and charges for any increase in the face amount made under this rider. There is no charge for this rider.

Death Benefit Guarantee Rider
-----------------------------
This rider extends the no-lapse guarantee provision if premiums paid equal or exceed the death benefit guarantee premium requirement. This rider is automatically made a part of the Policy if the premium (planned or paid) is equal to or greater than the annual death benefit guarantee premium requirement. The level of premium (planned or paid) determines whether the no-lapse guarantee is extended to the insured's attained age 65. An illustration (available at no charge from your sales representative or our home office) will provide the death benefit guarantee premium requirement applicable to your Policy. The death benefit guarantee premium requirement is described in the section "Premiums."

If on any monthly date, the death benefit guarantee premium is not met, we send you a notice stating the premium required to keep the rider in effect. If the premium required to maintain the rider is not received in our home office before the expiration of the 61 days (which begins when the notice is mailed), the death benefit guarantee is no longer in effect and the rider is terminated. If the rider terminates, it may not be reinstated.


Extended Coverage Rider
-----------------------
This rider extends the Policy beyond the maturity date as long as the Policy is still in-force and the insured is living on the maturity date. The Policy will then terminate upon the insured's death. No monthly policy charges are deducted after the maturity date. This rider is added automatically to all Policies. You may choose not to extend the maturity date and instead receive the maturity proceeds by requesting the rider not be attached to your Policy. There is no charge for this rider.

Guaranteed Option Rider
-----------------------



Life Paid-Up Rider
------------------
Under certain circumstances, this rider can prevent the Policy from lapsing when there is a large loan outstanding. If certain conditions are met, the Policy will become paid-up on the monthly date when the loan balance is at least 96% of the surrender value. The paid-up face amount will be 105% of the policy value. Adjustments or changes to the Policy are not allowed once the Policy becomes paid-up. There is a one-time policy charge taken from the policy value on the date the rider is exercised. The Internal Revenue Service has not taken a position on the Life Paid-Up rider. You should consult your tax advisor prior to this rider being exercised.

Spouse Term Rider
-----------------
This rider provides insurance coverage for the insured's spouse. We will pay this rider's beneficiary its insurance amount upon receipt of proof that the spouse died before the termination of this rider. There is a charge for this rider.

Waiver of Monthly Policy Charges Rider
--------------------------------------
This rider pays the monthly policy charges of the Policy if you become disabled and lose your ability to earn an income. Our approval, under our then current underwriting guidelines, is required to add this rider. There is a charge for this rider.

RESERVATION OF RIGHTS
We reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes. However, we cannot make any guarantee regarding the future tax treatment of any Policy.

We also reserve the right to amend or terminate the special plans described in this prospectus, for example, preauthorized premium payments. You would be notified of any such action to the extent required by law.


RIGHT TO EXCHANGE
During the first 24 months after the policy date (except during a grace period), you have the right to exchange your Policy for any other form of fixed benefit individual life insurance policy (other than term insurance) that we make available for this purpose. No charge is imposed on this exchange. Your exchange request must be postmarked or delivered to our home office before the end of the 24-month period. The exchange is effective when we receive: your written request; any amount required to place the new policy in force; and surrender of the Policy

You may also exchange the Policy for a fixed-benefit, flexible premium policy we make available for this purpose if there is a material change in the investment policy of a division if you have an interest in the affected division. In addition, you have the right to exchange a face amount increase for a fixed-benefit, flexible premium policy we make available for this purpose at any time during the first 24 months after the increase (but not during a grace period).


The new policy:
.. must be the same face amount, or the same amount at risk, as the original
  Policy did at the time of your request;
.. has the same insured as the original Policy;
.. premiums are based on the same gender, issue age and risk classification;
.. payments and cash values or Policy values may be adjusted to reflect variances, if any, in the payments and Policy values under the Policy and the new policy;
.. minimum benefits are fixed and guaranteed;
.. does not participate in the investment experience; and .. does not require evidence of insurability.

Any policy loan and loan interest must be repaid before the exchange or transferred to the new policy.

Benefit riders included as a part of the Policy may be exchanged, without evidence of insurability, for similar benefit riders on the new policy. Two conditions must be met:
.. in your written request for the exchange, you must indicate that the rider(s)
  should be part of the new policy; and
.. the similar benefit rider(s) is available for the new policy on the effective date of the benefit rider for the Policy based on the same issue age, gender and risk classification of the insured under the Policy.

SUICIDE
Death proceeds are not paid if the insured dies by suicide, while sane or insane, within two years of the policy date (or two years from the date of policy face amount increase with respect to such increase). In the event of the suicide of the insured within two years of the policy date, our only liability is a refund of premiums paid, without interest, minus any loan indebtedness and partial surrenders. In the event of suicide within two years of a policy face amount increase, our only liability with respect to that increase is a refund of the cost of insurance for the increase. This amount will be paid to the beneficiary(ies).

DELAY OF PAYMENTS
Payment due to exercise of your rights under the examination offer provision, surrenders, policy loans, death or maturity proceeds, and transfers to or from a division are generally made within five days after we receive your instructions in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon return of the Policy, full or partial surrender, policy loan, death, maturity or the transfer to or from a division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940.

The right to sell shares may be suspended during any period when:
.. trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays, or .. an emergency exists, as determined by the SEC, as a result of which:
  . disposal by a fund of securities owned by it is not reasonably practicable;
  . it is not reasonably practicable for a fund to fairly determine the value of its net assets; or
  . the SEC permits suspension for the protection of security holders.

If payments are delayed and your instruction is not canceled by your written instruction, the amount of the transaction is determined the first business day following the expiration of the permitted delay. The transaction is made within five days thereafter.


In addition, payments on surrenders attributable to a premium payment made by check may be delayed up to 15 days. This permits payment to be collected on the check.


PREMIUMS


PAYMENT OF PREMIUMS
The amount and frequency of your premium payments affects the policy value, the net surrender value and how long the Policy remains in force. Generally, the higher the policy face amount the higher the minimum premium will be. You must pay premiums to us at our home office, Principal Life Insurance Company, 801 Grand (IDPC), Des Moines, Iowa 50392.

You may set up monthly preauthorized withdrawals to allow us to automatically deduct premium payments from your checking or other financial institution account. You may make unscheduled payments and/or establish a payment schedule (we send premium reminder notices if you establish an annual, semiannual or quarterly planned payment schedule). Premium payments may also be made through payroll deduction where permitted by state law and approved by us.


PREMIUMS AFFECTING GUARANTEE PROVISIONS
You must make at least a minimum premium payment during the first twelve policy months. After the first twelve months, you may determine the amount and timing of subsequent premium payments (with certain restrictions). The minimum premium is the amount that will keep the Policy in force for one month - based on the Policy's current monthly policy and surrender charges. An illustration (available at no charge from your sales representative or our home office) will provide the minimum premium requirement applicable to your Policy.

The death benefit guarantee premium requirement is satisfied if the sum of all premiums paid less any partial surrenders and any policy loans and unpaid loan interest equals or exceeds the sum of the monthly death benefit guarantee premiums applicable to date plus the next monthly death benefit guarantee premium.


PREMIUM LIMITATIONS
In no event may the total of all premiums paid, both scheduled and unscheduled, be more than the maximum premium payments allowed for life insurance under the Internal Revenue Code. If you make a premium payment that would result in total premiums exceeding the maximum limitation, we only accept that portion of the payment that makes total premiums equal the maximum. Unless otherwise directed, any excess will be returned and no further premiums are accepted until allowed by the maximum premium limitations.

ALLOCATION OF PREMIUMS
Your initial net premium (and other net premiums we receive prior to the effective date and forty-five days after the effective date) is allocated to the Money Market division at the end of the business day we receive the premium. Forty-six days after the effective date, the money is reallocated to the divisions according to your instructions. If the forty-sixth day is not a business day, the transfer will occur on the first business day following the forty-sixth day from the effective date.
     Example: The effective date of your Policy is February 1st. Your net premium is allocated to the Money Market division at the end of the valuation period we receive the premium. At the close of business on March 17th, the net premium is reallocated to the division that you selected.

Net premium payments received after the forty-five day period are allocated to the divisions according to your instructions. For each division, the allocation percentage must be zero or a whole number. The total of all the allocation percentages must equal 100. Net premium payments are allocated as of the valuation period in which they are received. Incomplete allocation instructions may cause a delay in processing.


The percentage allocation for future premium payments may be changed, without charge, at any time by:
.. sending a written request to us;
.. calling us at 1-800-247-9988 (if telephone privileges apply); or
.. visiting www.principal.com (if internet privileges apply).
The allocation changes are effective at the end of the valuation period in which your new instructions are received.

NOTE: We reserve the right to keep the initial premium payment in the Money
     Market division longer than 45 days to correspond to the examination offer periods of a particular state's replacement requirements.

Division Valuation
------------------
There is no guaranteed minimum division value. Its value reflects the investment experience of the division. It is possible that the investment performance could cause a loss of the entire amount allocated to the division. Without additional premium payments or a Death Benefit Guarantee rider, it is possible that no death benefit would be paid upon the insured's death.

At the end of any valuation period, your value in a division is:
.. the number of units you have in the division
.. multiplied by the value of a unit in the division.

The number of units is the total of units purchased by allocations to the division from:
.. your initial premium payment (less premium expense charges);
.. plus subsequent premium payments (less premium expense charges);
.. plus transfers from another division
minus units sold:
.. for partial surrenders from the division;
.. as part of a transfer to another division or the loan account; and .. to pay monthly policy charges.

Unit values are calculated each business day. To calculate the unit value of a division, the unit value from the previous business day is multiplied by the division's net investment factor for the current valuation period. The number of units does not change due to a change in unit value.


The net investment factor measures the performance of each division. The net investment factor for a valuation period is calculated as follows:
  [{the share price of the underlying mutual fund at the end of the valuation period before that day's transactions
                                      plus
the per share amount of the dividend (or other distribution) made by the mutual fund during the valuation period}
                                   divided by
    the share price of the underlying mutual fund at the end of the previous valuation period after that day's transactions].

When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the division.


DEATH BENEFITS AND POLICY VALUES


DEATH PROCEEDS
If coverage is in effect and the insured dies before the maturity date, we pay death proceeds. We must receive:
.. proof of the death of the insured;
.. Beneficiary's Statement (Claim Form)*; and
.. Trust Agreement (if the beneficiary is a trust).
  * If the beneficiary is a corporation, the Claim Form must be signed by a corporate officer and submitted with a copy of the Articles of Incorporation or By-Laws indicating the authority of the office and a current Board resolution providing the name of the officer authorized to execute the Claim Form. The corporation must also submit a Certificate of Good Standing or Certificate of Existence provided by the state of incorporation.

Payment is made to any assignee. The remainder is paid to your named beneficiary(ies) under your designated benefit payment option (see GENERAL DESCRIPTION OF THE POLICY - Rights Under the Policy).

The payments are made in cash lump sum or under a benefit payment option. Death proceeds are calculated as of the date of the insured's death and include:
.. the death benefit described below;
.. minus loan indebtedness;
.. minus any overdue monthly policy charges if the insured died during a grace period;
.. plus interest on the death proceeds as required by state law;
.. plus proceeds from any benefit rider on the life of the insured.

Benefit Instructions
--------------------

While the insured is alive, you may give us instructions for payment of death proceeds under one of the benefit payment options of the Policy. If at the insured's death, you have not provided benefit payment option instructions, the beneficiary(ies) select the benefit payment option to be used. If a benefit payment option is not selected, the death proceeds are paid in a lump sum. These choices are also available if the Policy matures or is surrendered. The instructions or changes to the instructions must be in writing. If you change the beneficiary(ies), prior benefit instructions are revoked.

The benefit payment options include:
.. Custom Benefit Arrangement
   A custom benefit payment option may be arranged with our approval.
.. Life Income
   We pay income during a person's lifetime. A guaranteed period of from 5 to 30 years may be used.
.. Joint and Survivor Life Income
   We pay income during the lifetime of two people and continue until the death of the survivor. A guaranteed period of from 5 to 30 years may be used.
If no beneficiary(ies) survive the insured, the death proceeds will be paid to the owner or the owner's estate unless otherwise specified.

Interest at a rate set by us, but never less than required by state law, will be applied to calculate the above benefit payment options.


DEATH BENEFIT OPTION
The death benefit option is selected at the time of application. If a death benefit is not chosen, the Policy will be issued with Death Benefit Option 1.

The two death benefit options available are:
.. Death Benefit Option 1 - the death benefit equals the greater of:
  . the face amount; or
  . the amount found by multiplying the policy value by the applicable percentage from the table below.
.. Death Benefit Option 2 - the death benefit equals the greater of:
  . the face amount plus the policy value; or . the amount found by multiplying the policy value by the applicable percentage from the table below.
                          APPLICABLE PERCENTAGE TABLE
 (For ages not shown, the applicable percentage decreases by a pro-rata portion for each full year.)

 INSURED'S ATTAINED AGE         PERCENTAGE
 ----------------------         -----------
      40 and under                  250
           45                       215
           50                       185
           55                       150
           60                       130
           65                       120
           70                       115
     75 through 90                  105
      95 and older                  100


     Example: The following assumptions are made to demonstrate the use of the Table.
           Death Benefit Option: 1
           Face Amount: $750,000
           Policy Value: $650,000
           Attained Age: 65
           Risk Class: Class A
           Applicable Percentage: 120%
           Death Benefit: $650,000 x 120 = $780,000

CHANGE IN DEATH BENEFIT OPTION
You may change the death benefit option on or after the first policy anniversary. Up to two changes are allowed per policy year. Your request must be made in writing and approved by us. The effective date of the change will be the monthly date that coincides with or next follows our approval. We will increase or decrease the face amount so that the death benefit immediately after the change equals the death benefit immediately before the change.
..

       CHANGING FROM DEATH BENEFIT OPTION 1 TO DEATH BENEFIT OPTION 2
 We will decrease the face amount. The amount of the decrease is equal to the policy value on the effective date of the change. If there have been increases in the face amount, the decrease of face amount will be made on a last in, first out basis. Because the death benefit can continue to increase under Death Benefit Option 2, we will require proof of insurability. Cost of insurance charges will likely increase. This example assumes that the policy face amount equals the face amount.
 --------------------------
-------------------------------------------------------------------------------
      FACE AMOUNT               DEATH BENEFIT               POLICY VALUE
-------------------------------------------------------------------------------
   BEFORE THE CHANGE          BEFORE THE CHANGE          BEFORE THE CHANGE
-------------------------------------------------------------------------------
       $1,000,000                $1,000,000                   $50,000
-------------------------------------------------------------------------------
    AFTER THE CHANGE          AFTER THE CHANGE            AFTER THE CHANGE
-------------------------------------------------------------------------------
        $950,000                 $1,000,000                   $50,000
 ($1,000,000 - $50,000)      ($950,000+$50,000)
-------------------------------------------------------------------------------

       CHANGING FROM DEATH BENEFIT OPTION 2 TO DEATH BENEFIT OPTION 1
 We will increase the face amount. The amount of the increase is equal to the policy value on the effective date of the change. The face amount increase will be in the same proportion as the policy face amount to the face amount.
 Because the death benefit will not continue to increase under Death Benefit
 Option 1, no proof of insurability is required. Cost of insurance charges will likely decrease. This example assumes that the policy face amount equals the face amount.
-------------------------------------------------------------------------------
      FACE AMOUNT               DEATH BENEFIT               POLICY VALUE
-------------------------------------------------------------------------------
   BEFORE THE CHANGE          BEFORE THE CHANGE          BEFORE THE CHANGE
-------------------------------------------------------------------------------
       $1,000,000                $1,050,000                   $50,000
                            ($1,000,000+$50,000)
-------------------------------------------------------------------------------
    AFTER THE CHANGE          AFTER THE CHANGE            AFTER THE CHANGE
-------------------------------------------------------------------------------
       $1,050,000                $1,050,000                   $50,000
 ($1,000,000 + $50,000)
-------------------------------------------------------------------------------

IRS DEFINITION OF LIFE INSURANCE
The Policy should quality as a life insurance contract as long as it satisfies certain tests under Section 7702 of the Internal Revenue Code. The Policy qualifies if it satisfies the guideline premium test (which places limitations on the amount of premium payments that may be made) and falls within a cash value corridor (the limitation of policy values that can accumulate relative to the death benefit). If at any time a premium is paid which would result in total premiums exceeding the maximum premium allowed, we only accept that portion of the premium which would make the total premiums equal the maximum.

MATURITY PROCEEDS
The maturity date is the policy anniversary where the insured's attained age is 95 and is shown on your current data pages. If the insured is living on the maturity date, the Policy is in force and you do not want the maturity date extended by the Extended Coverage Rider, maturity proceeds equal to the net surrender value are paid. If the Extended Coverage Rider is attached but you wish to receive the maturity proceeds at the Policy's maturity and avoid conversion to Death Benefit Option 1, you must send instructions to our office.

The maturity proceeds are paid either as a cash lump sum or under the benefit payment option you have selected. Only if the Extended Coverage Rider is present on the Policy will the maturity date automatically be extended to the date of the insured's death (as explained in GENERAL DESCRIPTION OF THE POLICY - Optional Insurance Benefits).


ADJUSTMENT OPTIONS

Increase in policy face amount
------------------------------

You may request an increase at any time provided that the Policy is not in a grace period, and monthly policy charges are not being waived under a rider. The minimum increase in policy face amount is $5,000.

The request must be made on an adjustment application. The application must be signed by the owner(s) and the insured. If your request is not approved, no changes are made to your Policy.


We will approve your request if:
.. the insured is alive at the time of your request; and .. the attained age of the insured is 75 or less at the time of the request; and .. we receive evidence satisfactory to us that the insured is insurable under our underwriting guidelines in place at the time of your request.

The increase in policy face amount is in a risk classification determined by us. The adjustment is effective on the monthly date on or next following our approval of your request. No examination offer period applies to an increase in policy face amount.


We calculate an "adjustment conditional receipt premium deposit" (payment that accompanies request) based on your request for an increase. If you make a payment with your adjustment application of at least as much as the adjustment conditional receipt premium deposit, we issue a conditional receipt. The conditional receipt shows receipt of the payment and outlines any interim insurance coverage.


Any payment made with the adjustment application is held in our general account without interest. If we approve the adjustment, on the effective date of the adjustment, the amount of the premium payment being held minus the premium expense charge is moved to the divisions. Your current premium allocation percentages are used to make this allocation.


The cost of insurance charge will increase in the event of an increase in a Policy's face amount. If there is insufficient value to pay the higher charges after an increase in face amount, the Policy will lapse unless the no-lapse or death benefit guarantees are in effect. The entire Policy would be at risk of lapsing, not just the incremental increase in face amount.


Decrease in policy face amount
------------------------------
On or after the first policy anniversary, you may request a decrease in the policy face amount. No transaction fee is imposed on decreases in the policy face amount. A decrease in face amount lowers the cost of insurance charges but does not reduce surrender charges. A decrease is requested as follows:
.. the request must be made on an adjustment application;
.. the application must be signed by the owner(s);
.. the Policy is not in a grace period;
.. monthly policy charges are not being waived under a waiver rider;
.. the amount of the decrease is subject to our then current underwriting guidelines; and
.. the decrease may not reduce the policy face amount below $25,000.

A decrease may not be allowed if the decrease would cause a refund of premium and/or the distribution of the policy value in order to maintain compliance with the limits required by the Internal Revenue Code relating to the definition of life insurance.


POLICY VALUES
Your policy value is equal to the sum of the values in your divisions and loan account. Your policy value:
.. increases as premiums are applied and when interest is credited;
.. decreases as policy loans, partial surrenders and policy expense are deducted;
  and
.. can increase or decrease as the investment experience of your chosen divisions fluctuates.

SURRENDERS AND PARTIAL SURRENDERS


SURRENDERS
You must send us a written request for any surrender. The request must be signed by all owners, irrevocable beneficiary(ies), if any, and any assignees. The surrender is effective as of the end of the valuation period during which we receive your written request for surrender.

Total and partial surrenders from the Policy are generally paid within five business days of our receipt of the written request for surrender. Certain delays in payment are permitted (see GENERAL DESCRIPTION OF THE POLICY - Delay of Payments).


Full surrender
--------------
You may surrender the Policy while the Policy is in effect. If the full surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed. There is no refund of any monthly policy charges deducted before the full surrender effective date.

We reserve the right to require you to return the Policy to us prior to making any payment though this does not affect the amount of the cash surrender value.


Partial surrender
-----------------
On or after the first policy anniversary, you may surrender a part of the net surrender value. The minimum amount of a partial surrender is $500. You may not request more than two partial surrenders in each policy year. The total of your two partial surrenders during a policy year may not be greater than 50% of the net surrender value (as of the date of the request for the first partial surrender in that policy year). The partial surrender may not decrease the face amount to less than $25,000. Partial surrenders may negatively affect your no-lapse guarantee provision and your Death Benefit Guarantee rider, if applicable.

Your policy value is reduced by the amount of the surrender. We surrender units from the division to equal the dollar amount of the surrender request. The surrender is deducted from your division(s) according to the surrender allocation percentages you specify. If surrender allocation percentages are not specified, we use your monthly policy charge allocation percentages. No surrender charge is imposed on a partial surrender.


If Death Benefit Option 1 is in effect, the face amount is reduced by the amount of the partial surrender. If death benefit option 2 is in effect, there is no reduction in the face amount upon a partial surrender.


EXAMINATION OFFER (FREE-LOOK PROVISION)

Under state law, you have the right to return the Policy for any reason during the free-look period and receive your premiums paid. Your request to return the Policy must be in writing. The request and the Policy must be mailed to us or returned to the agent (as determined by the postmark) no later than the last day of the free-look period. The free-look period is the later of:
.. 10 days after the Policy is delivered or a written notice is delivered or mailed to you which tells about the cancellation right; or .. 45 days after you complete the application.

LOANS


POLICY LOANS
While your Policy is in effect (but after the examination offer period) and has a net surrender value, you may borrow money from us with the Policy as the security for the policy loan.
.. The minimum policy loan is $500.
.. The maximum amount you may borrow is 90% of the net surrender value as of the date we process the policy loan.

.. If telephone privileges apply, you may request a policy loan of $5,000 or less by calling us at 1-800-247-9988. If you do not have telephone privileges or are requesting a policy loan of more than $5,000, your request must be made in writing.
.. Generally, policy loan proceeds are sent within five business days from the date we receive your request (see GENERAL PROVISIONS - Delay of Payments).
.. Requests for policy loans from any joint owner are binding on all joint owners.
.. Policy loans may negatively affect your no-lapse guarantee provision and your Death Benefit Guarantee rider, if applicable (see PREMIUMS - Payment of Premiums).

You are charged interest on your policy loan. The interest rate is 8.0% per year. Interest accrues daily and is due and payable at the end of the policy year. If interest is not paid when due, it is added to the loan amount. Adding unpaid interest to the policy loan amount causes additional amounts to be withdrawn from your division(s) and transferred to the loan account. Withdrawals are made in the same proportion as the allocation used for the most recent monthly policy charge.

A policy loan generally has a permanent effect on policy values. If a policy loan had not been made, the policy value would reflect the investment experience of the division(s). In addition, loan indebtedness is subtracted from:
.. death proceeds at the death of the insured;
.. surrender value upon full surrender or termination of a Policy; and .. maturity proceeds paid.

Loan indebtedness reduces your net surrender value. If the net surrender value is less than the monthly policy charges on a monthly date, the 61-day grace period provision applies (see PREMIUMS - Grace Period).


If the Policy lapses with an outstanding loan balance, there may be tax consequences.


LOAN ACCOUNT
When a policy loan is taken, a loan account is established. An amount equal to the loan is transferred from your division(s) to your loan account. Loan accounts are part of our general account. You may instruct us on the proportions to be taken from your accounts. If you do not provide such instruction, the loan amount is withdrawn in the same proportion as the allocation used for the most recent monthly policy charge. There are no restrictions from which accounts the loan amount can be transferred. Any loan interest due and unpaid is transferred in the same manner.

Your loan account earns interest from the date of transfer. The loan account interest rate is 6.0% per year. Interest accrues daily and is paid at the end of the policy year.


LOAN PAYMENTS
While the Policy is in force and before the insured dies, you may pay the loan as follows:
.. the minimum loan repayment is $30;
.. policy loans may be repaid totally or in part;
.. repayments are allocated to the division(s) in the proportions used for allocation of premium payments; and
.. payments that we receive that are not designated as premium payments are applied as loan repayments if a policy loan is outstanding.

POLICY TERMINATION AND REINSTATEMENT


POLICY TERMINATION (LAPSE)
If the net surrender value on any monthly date is less than the monthly policy charge, a 61-day grace period begins. The Policy is in force during a grace period. If we do not receive the required premium, the Policy terminates as of the monthly date on or immediately preceding the start of the grace period. If the insured dies during a grace period, the death benefit is paid and the amount is reduced by:
.. all monthly policy charges due and unpaid at the death of the insured; and
.. any loan indebtedness.

The Policy also terminates:
.. when you make a full Policy surrender;
.. when death proceeds are paid; and
.. on the maturity date.
When the Policy terminates, all of the owners' Policy rights and privileges end. Neither partial surrenders nor policy loans may be made during a grace period.

Grace Period
------------
If the net surrender value on a monthly date is less than the current monthly charge, and the death benefit guarantee rider is not in effect, we will send you a notice of pending lapse and a grace period begins. We will send you a notice at the start of the grace period (to your last known post office address) stating the required premium to avoid policy lapse. The grace period will end 61 days after the day the notice is mailed. If the required premium is not received by us by the end of the grace period, the Policy will lapse without value.

During the first 12 policy months, the Policy will not enter a grace period if ((a) is greater than or equal to (b)) multiplied by (c) where:
    (a) is the sum of the premiums paid;
    (b) is the minimum monthly premium shown on the data page; and
    (c) is one plus the number of completed months since the policy date.

After the first 12 policy months, making premium payments under your planned periodic premium schedule does not guarantee that your Policy will stay in force unless:
.. your Policy's net surrender value is at least equal to the monthly policy charge on the current monthly date; or
.. the death benefit guarantee rider is in effect.

The death benefit guarantee premium requirement is satisfied if (a) is greater than (b) where
    (a) is the sum of all premiums paid less any partial surrenders and any loan indebtedness; and
    (b) is the sum of the monthly death benefit guarantee premiums to date plus the next monthly death benefit guarantee premium.

     Example: Example: If the policy face amount is $250,000 and the insured is a male with an attained age of 45 who is a nonsmoker:
          Minimum initial premium requirement is $XXXXX. (The policy face amount (divided by 1000) multiplied by the minimum initial guarantee premium rate of $XXXXX)
          Death benefit guarantee premium requirement is $XXXXX.(The policy face amount (divided by 1000) multiplied by the death benefit guarantee premium rate of $XXXXX)

The required premium is intended to a) reimburse us for the monthly policy charges during the grace period, and b) provide enough policy value to pay the monthly policy charge on the first monthly date after the grace period. If the grace period ends before we receive the required premium, we pay the policy owner the amount by which (a) is greater than (b) where:
    (a) is the net surrender value on the monthly date at the start of the grace period; and
    (b) is the two monthly deductions applicable during the grace period.

Due to possible adverse market fluctuations, there is no guarantee that the amount requested at the beginning of the grace period is enough to pay the monthly policy charges as they are processed. If the net surrender value is not at least as much as the monthly policy charge on any monthly date, a new 61-day grace period starts.


REINSTATEMENT
Subject to certain conditions, you may reinstate a Policy that terminated because of insufficient value. The Policy may only be reinstated:
.. prior to the maturity date and while the insured is alive;
.. upon our receipt of satisfactory evidence of insurability (according to our underwriting guidelines then in effect);
.. if you make a payment of a reinstatement premium of at least three times the monthly policy charge; and

.. if the application for reinstatement is mailed to us within three years of the Policy termination (in some states, we must provide a longer period of time for Policy reinstatement).

If a policy loan or loan interest was unpaid when the Policy terminated, the policy loan must be reinstated or repaid (loan interest does not accrue over the period the Policy was terminated).


We do not require payment of monthly policy charges during the period the Policy was terminated. Reinstatement is effective on the next monthly date following our approval of the reinstatement application. Premiums received with your reinstatement application are held in our general account without interest. If the reinstatement is approved, they are allocated to your selected division(s) on the reinstatement date. We will use the premium allocation percentages in effect at the time of termination of the Policy unless you provide new allocation instructions. The reinstated Policy has the same policy date as the original Policy. Your rights and privileges as owner(s) are restored upon reinstatement.


If you reinstate your Policy and then it is fully surrendered, a surrender charge may be imposed. The surrender charge, if any, and premium expense charge are calculated based on the number of years the Policy was in force. The period of time during which the Policy was terminated is not included in these calculations.


TAX ISSUES RELATED TO THE POLICY

The following description is a general summary of the tax rules pertaining to life insurance policies. This section relates primarily to federal income taxes rules, regulations and interpretations, which in our opinion are currently in effect but which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. While we reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes, we cannot make any guarantee regarding the future tax treatment of any Policy.

NOTE: DUE TO THE COMPLEXITY OF THESE RULES AND BECAUSE THEY ARE AFFECTED BY THE
     FACTS AND CIRCUMSTANCES OF EACH POLICY, YOU SHOULD CONSULT WITH LEGAL AND TAX COUNSEL AND OTHER COMPETENT ADVISORS REGARDING THESE MATTERS.

TAXATION OF DEATH PROCEEDS
The death proceeds payable under a Policy are generally excludable from the gross income of the beneficiary(ies) under the Internal Revenue Code. However, if the Policy is transferred for valuable consideration, then a portion of the death proceeds may be includable in the beneficiary's gross income.

TAXATION OF MATURITY PROCEEDS
A taxable event may occur if the net surrender value at maturity plus any loan indebtedness is greater than the remaining premiums paid (premiums paid less partial surrenders and premium refunds; not less than zero). The taxable amount is the difference between the surrender value and the remaining premiums in the policy.

TAXATION OF GROWTH IN POLICY VALUE
Any increase in policy value is not included in gross income while the Policy is in-force and continues to meet the definition of life insurance as defined under
Section 7702 of the Internal Revenue Code. If a contract does not meet the definition of life insurance, the policy owner will be subject to income tax on annual increases in cash value.

TAXATION OF POLICY SURRENDERS AND PARTIAL SURRENDERS
A surrender or lapse of the Policy may have income tax consequences. Upon surrender, the owner(s) is not taxed on the surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior surrenders. The amount of any loan indebtedness, upon surrender or lapse, is added to the net surrender value and treated, for this purpose, as if it had been received. A loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any benefit payment option.

A full surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent that the distribution exceeds your premiums paid into the Policy. Partial surrenders generally are not taxable unless the total of such surrenders exceeds total premiums paid to the date of partial surrender less the untaxed portion of any prior partial surrenders. If within the first fifteen policy years, you make a partial surrender with a corresponding reduction in the total fact amount, special rules apply. Under those circumstances, the Internal Revenue Code has defined a special formula under which you may be taxed on all or a portion of the surrender amount.


Transfers between the division(s) are not considered as distributions from the Policy and would not be considered taxable income.


TAXATION OF POLICY LOANS AND LOAN INTEREST
If the Policy is not a modified endowment contract, loans received under the Policy are not generally considered to be distributions subject to tax. Interest paid to us as a result of a policy loan may or may not be deductible depending on a number of factors.

If the Policy is a modified endowment contract, loans received under the Policy are considered to be distributions subject to tax.


If the Policy lapses with an outstanding loan balance, there may be tax consequences.


TAXATION OF CHANGE OF OWNER
If an ownership change occurs, the taxable amount is calculated by taking the policy value less net premiums paid.

A transfer of ownership by gift is not subject to income tax unless there is loan indebtedness that exceeds net premiums paid. A transfer of ownership by gift may have gift tax implications.


TAXATION OF CHANGE OF INSURED
For tax purposes, changing the insured is considered to be the same as a surrender of the policy. The taxable amount is the difference between the policy value and the net premiums paid.

MODIFIED ENDOWMENT CONTRACT STATUS
A Policy becomes a Modified Endowment Contract when premiums paid exceed certain premium limits as defined by Section 7702A of the Internal Revenue Code. There is no change regarding the tax-deferred internal build-up of policy value or the income tax-free death benefit to your beneficiary(ies), however, distributions from a Modified Endowment Contract are taxed as if the Policy is a deferred annuity. Thus, taxation on partial surrenders, policy loans and other defined distributions will occur if your policy value is greater than your premiums paid. In addition, taxable distributions are subject to a federal income tax penalty of 10% unless the distribution is .. made after the owner attains age 591/2; or .. attributable to the taxpayer becoming disabled; or .. part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer or the joint lives or joint life expectancy of the taxpayer and beneficiary.

Once a Policy is classified as a Modified Endowment Contract, the classification cannot be changed. Modified endowment contract classification may be avoided by limiting the amount of premiums paid under the Policy. In the absence of your instructions, we will refund all or part of the premium payment that would make the Policy a modified endowment contract.


TAXATION OF EXCHANGE OR ASSIGNMENT OF POLICIES
A change of policy, or an exchange or assignment of a Policy may have tax consequences. An assignment or exchange may result in taxable income to the transferring owner.

CORPORATE ALTERNATIVE MINIMUM TAX
Ownership of a Policy by certain corporations may affect the owner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, the corporate owner must make two computations. First, the corporation must take into account a portion of the current year's increase in the built-in gain in its corporate owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of a) the premiums paid on that Policy in the year of death, and b) the corporation's basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death. The corporate alternative minimum tax does not apply to S Corporations. Such tax also does not apply to "Small Corporations" as defined by Section 55(c) of the Internal Revenue. Corporations with gross receipts of $5,000,000 or less for their first taxable year after 1996, with gross receipts not exceeding $7,500,000 after the first taxable year, will meet this definition.

SPECIAL CONSIDERATIONS FOR CORPORATIONS
Section 264 of the Internal Revenue Code imposes numerous limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies. In addition, the premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy. For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from a life insurance policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes. In addition, although increases to the cash surrender value of a life insurance policy are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.

OTHER TAX ISSUES
Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and your circumstances or the circumstances of the Policy beneficiary(ies) if you or the insured dies.

WITHHOLDING
Withholding is generally required on certain taxable distributions under insurance contracts. In the case of periodic payments, the withholding is at graduated rates. With respect to non-periodic distributions, withholding is a flat rate of 10%. You may elect to have either non-periodic or periodic payments made without withholding except if your tax identification number has not been furnished to us or if the IRS has notified us that the number you furnished is incorrect.

GENERAL PROVISIONS


PURCHASE PROCEDURES
A completed application and required supplements must be submitted to us through an agent or broker selling the Policy.

The minimum policy face amount when the Policy is originally issued is $25,000. We reserve the right to increase or decrease the minimum policy face amount. The increased minimum face amount would apply only to Policies issued after the effective date of the increase.


To issue a Policy, we require that the insured be age 75 or younger as of the policy date. Other underwriting restrictions may apply. An applicant for the Policy must:
.. furnish satisfactory evidence of insurability of the insured; and .. meet our insurance underwriting guidelines and suitability rules.

If you want insurance coverage to start at the time the application is submitted, you must send a payment equal to at least the required minimum initial premium with your completed application. The amount is based on the face amount of the Policy, the death benefit option and the charges and expenses of the Policy. This amount is shown on the policy illustration provided to you by your registered representative. If this amount is submitted with the application, a conditional receipt maybe given to you. The receipt acknowledges the initial payment and details any interim conditional insurance coverage.


We reserve the right to reject any application or related premium if we determine that our underwriting guidelines, suitability rules or procedures have not been met. Any premium submitted will be returned no later than five business days from the date the application was rejected.


Policy Date
-----------

If we issue a Policy, a policy date is determined. Policies will not be dated on the 29th, 30th or 31st of any month. Policies that would otherwise be dated on these dates are dated on the 28th of the same month. Policies that are issued on a cash-on-delivery ("COD") basis and that would otherwise be dated on the 29th, 30th or 31st of a month will be dated on the first day of the following month. Your policy date is shown on the current data pages. Current data pages are the most recent policy specification pages issued to a policy owner and are located in the Policy.

Upon specific request and our approval, your Policy may be backdated. The policy date may not be more than six months prior to the date of application (or shorter period if required by state law). Payment of at least the monthly policy charges is required for the backdated period. Monthly policy charges are deducted from the policy value for the backdated period.


Effective Date
--------------
The Policy date and the effective date are the same unless:
.. a backdated Policy date is requested; or .. a Policy is applied for on a COD basis (the effective date is the date we received at least one monthly policy charge); or .. application amendments are required (The effective date is the date we receive, review and accept amendments. Unless otherwise instructed by the policy owner, the policy date and the effective date are the same as the date the application for insurance coverage is approved.).

The insurance coverage does not take effect until you actually receive the Policy. If the insured was to die before the owner actually receives the Policy, there is no coverage under the Policy (coverage is determined solely under the terms of conditional receipt, if any).


STATEMENT OF VALUES
You receive an annual statement at the end of each policy year. The statement will show:
.. current death benefit;
.. current policy value and surrender value;
.. all premiums paid since the last statement;
.. all charges since the last statement;
.. any loan indebtedness;
.. any partial surrenders since the last statement;
.. the number of units and unit value;
.. total value of each of your divisions;
.. designated beneficiary(ies); and
.. all riders included in the Policy.

You will also receive a statement as of the end of each calendar quarter. At any time, you may request a current statement by telephoning 1-800-247-9988.


We also send you the reports required by the Investment Company Act of 1940 (as amended).


SERVICES AVAILABLE VIA THE INTERNET AND TELEPHONE
If you elect internet and/or telephone privileges, instructions for the following transactions may be given to us via the internet or telephone:
.. change in allocations of future premium payments;
.. change in allocation of the monthly policy charge;
.. transfers; and
.. policy loan (not available via the internet) (loan proceeds are mailed to the owner's address of record).
If the Policy is owned by a trust, an authorized individual (with the proper
PIN) may use these services and provide us with instructions.

Your instructions:
.. may be given by calling us at 1-800-247-9988 24 hour per day, seven days per week. Counselors are available between 7 a.m. and 7 p.m. Central Time on any day that the NYSE is open;
.. may be given by accessing us at www.principal.com (for security purposes, you need a personal identification number (PIN) to use any of the internet services, including viewing your Policy information on-line. If you don't have a PIN, you can obtain one at www.principal.com);
.. must be received by us before the close of the NYSE (generally 3:00 p.m.
  Central Time) to be effective the day you call;
.. are effective the next business day if not received until after the close of the NYSE; and
.. from one joint owner are binding on all joint owners.

Direct Dial
-----------
You may receive information about your Policy from our Direct Dial system 24 hour per day, seven days per week. The Direct Dial number is 1-800-247-9988. Through this automated system, you can:
.. obtain information about unit values and policy values;
.. initiate certain changes to your Policy; and .. change your personal identification number.
Instructions from one joint owner are binding on all joint owners. If the Policy is owned by a trust, an authorized individual (with the proper PIN) may use these services and provide us with instructions.

Although neither the Separate Account nor the Company is responsible for the authenticity of telephone transaction or internet requests, the Separate Account and the Company reserve the right to refuse telephone and/or internet orders. You are liable for a loss resulting from a fraudulent telephone or internet order that we reasonably believe is genuine. We use reasonable procedures to assure instructions are genuine. If the procedures are not followed, we may be liable for loss due to unauthorized or fraudulent transactions. The procedures for telephone instructions include: recording all telephone instructions, requesting personal identification information (name, phone number, social security number, birth date, etc.) and sending written confirmation to the owner's address of record. The procedures for internet and Direct Dial include requesting the same personal identification information as well as your PIN, logging all internet and Direct Dial activity and sending written transaction confirmations to the owner's address of record.


MISSTATEMENT OF AGE OR GENDER
If the age or, where applicable, gender of the insured has been misstated, we adjust the death benefit payable under your Policy to reflect the amount that would have been payable at the correct age and gender.

NON-PARTICIPATING POLICY
The Policies do not share in any divisible surplus of the Company.

INCONTESTABILITY
We will not contest the insurance coverage provided by the Policy, except for any increases in face amount, after the Policy has been in force during the lifetime of the insured for a period of two years from the policy date. Any policy face amount increase has its own two-year contestability period that begins on the effective date of the adjustment. In many states, the time limit in the incontestability period does not apply to fraudulent misrepresentations.

INDEPENDENT AUDITORS
The financial statements of the Principal Life Insurance Company Variable Life Separate Account and the consolidated financial statements of the Principal Life Insurance Company are included in the Statement of Additional Information. Those statements have been audited by Ernst & Young LLP, independent auditors, 801 Grand Avenue, Des Moines, Iowa 50309, for the periods indicated in their reports.

LEGAL PROCEEDINGS

There are no legal proceedings pending to which the Separate Account is a party or which would materially affect the Separate Account.

APPENDIX A - INVESTMENT DIVISIONS

The following is a brief summary of the investment objectives of each division. There is no guarantee that the objectives will be met.

AIM V.I. CORE EQUITY DIVISION

              INVESTS IN: AIM V.I. Core Equity Fund - Series I
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks growth of capital with a secondary objective of current income. The Fund invests primarily in equity securities.

AIM V.I. GROWTH DIVISION

              INVESTS IN: AIM V.I. Growth Fund - Series I
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks growth of capital while investing principally in seasoned and better capitalized companies.

AIM V.I. PREMIER EQUITY DIVISION

              INVESTS IN: AIM V.I. Premier Equity Fund - Series I
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. Income is a secondary objective. The Fund invests primarily in equity securities.

AMERICAN CENTURY VP INCOME & GROWTH DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Income &
                Growth - Investor Class
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks dividend growth, current income and appreciation. The account will seek to achieve its investment objective by investing in common stocks.

AMERICAN CENTURY VP ULTRA DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Ultra -
                Investor Class
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks long-term capital growth by investing primarily in common stocks of large U.S. companies.

AMERICAN CENTURY VP VALUE DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Value -
                Class II

              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital growth over time and, secondarily, income by investing primarily in equity securities.

DREYFUS IP FOUNDERS DISCOVERY DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Founders Discovery
                Portfolio - Initial Class
              INVESTMENT ADVISOR: Founders Asset Management LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks capital appreciation. To pursue this goal, the portfolio invests primarily in equity securities of small, U.S. based companies which are characterized as "growth" companies.

FIDELITY VIP CONTRAFUND DIVISION

              INVESTS IN: Fidelity VIP Contrafund Portfolio - Initial Class INVESTMENT ADVISOR: Fidelity Management & Research Company INVESTMENT OBJECTIVE: seeks long-term capital appreciation by investing primarily in common stocks.

FIDELITY VIP EQUITY-INCOME DIVISION

              INVESTS IN: Fidelity VIP Equity-Income Portfolio - Initial Class INVESTMENT ADVISOR: Fidelity Management & Research Company INVESTMENT OBJECTIVE: seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500 Index.

FIDELITY VIP GROWTH DIVISION

              INVESTS IN: Fidelity VIP Growth Portfolio - Service 2 INVESTMENT ADVISOR: Fidelity Management & Research Company INVESTMENT OBJECTIVE: seeks long-term capital appreciation by investing primarily in common stocks.

FIDELITY VIP HIGH INCOME DIVISION

              INVESTS IN: Fidelity VIP High Income Portfolio - Initial Class INVESTMENT ADVISOR: Fidelity Management & Research Company INVESTMENT OBJECTIVE: seeks a high level of current income while also considering growth of capital. The fund invests primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

INVESCO VIF - DYNAMICS DIVISION

              INVESTS IN: INVESCO VIF - Dynamics Fund - Investor Class INVESTMENT ADVISOR: INVESCO Funds Group

              INVESTMENT OBJECTIVE: seeks long-term capital growth by investing primarily in equity securities.

INVESCO VIF - HEALTH SCIENCES DIVISION

              INVESTS IN: INVESCO VIF - Health Sciences Fund - Investor Class INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth. The Fund invests primarily in equity securities.

INVESCO VIF - SMALL COMPANY GROWTH DIVISION

              INVESTS IN: INVESCO VIF - Small Company Growth Fund - Investor
                Class
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth by investing in small-capitalization companies.

INVESCO VIF - TECHNOLOGY DIVISION

              INVESTS IN: INVESCO VIF - Technology Fund - Investor Class INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth by investing primarily in equity securities and equity related instruments of companies engaged in technology related industries.

JANUS ASPEN MID CAP GROWTH DIVISION (FORMERLY JANUS ASPEN AGGRESSIVE GROWTH DIVISION)

              INVESTS IN: Janus Aspen Series Mid Cap Growth Portfolio - Service
                Class
              INVESTMENT ADVISOR: Janus Capital Management LLC
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 80% of its equity assets in medium-sized companies.

PRINCIPAL VCF ASSET ALLOCATION DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Asset Allocation
                Account
              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to generate a total investment return consistent with the preservation of capital. The Account intends to pursue a flexible investment policy in seeking to achieve this investment objective by investing primarily in equity and fixed-income securities.

PRINCIPAL VCF BALANCED DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Balanced Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to generate a total return consisting of current income and capital appreciation while assuming reasonable risks in furtherance of this objective by investing primarily in equity and fixed-income securities.

PRINCIPAL VCF BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Bond Account INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to provide as high a level of income as is consistent with preservation of capital and prudent investment risk.

PRINCIPAL VCF CAPITAL VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Capital Value
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation and secondarily growth investment income. The Account seeks to achieve its investment objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

PRINCIPAL VCF EQUITY GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Equity Growth
                Account
              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation by investing primarily in growth-oriented common stocks of medium and large capitalization U.S. corporations and, to a limited extent, foreign corporations.

PRINCIPAL VCF GOVERNMENT SECURITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Government
                Securities Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek a high level of current income, liquidity and safety of principal.

PRINCIPAL VCF GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Growth Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek growth of capital. The Account seeks to achieve its objective through the purchase primarily of common stocks, but the Account may invest in other securities.

PRINCIPAL VCF HIGH YIELD DIVISION (NOT AVAILABLE AFTER MAY 17, 2003)

              INVESTS IN: Principal Variable Contracts Fund - High Yield Account INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek high current income by investing primarily in high yield, lower or unrated fixed-- income securities.

PRINCIPAL VCF INTERNATIONAL DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world

..PRINCIPAL VCF INTERNATIONAL EMERGING MARKETS DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                Emerging Markets Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of issuers in emerging market countries.

PRINCIPAL VCF INTERNATIONAL SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                SmallCap Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of non-U.S. companies with comparatively smaller market capitalizations.

PRINCIPAL VCF LARGECAP BLEND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Blend
                Account
              INVESTMENT ADVISOR: Federated Investment Management Company
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital.

PRINCIPAL VCF LARGECAP GROWTH DIVISION (NOT AVAILABLE AFTER MAY 17, 2003)

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Growth
                Account
              INVESTMENT ADVISOR: Janus Capital Management LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of growth companies.

PRINCIPAL VCF LARGECAP GROWTH EQUITY DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Growth
                Equity Account
              INVESTMENT ADVISOR: Putnam Investment Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in stocks of U.S. companies, with a focus on growth stocks.

PRINCIPAL VCF LARGECAP STOCK INDEX DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Stock
                Index Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in stocks of large U.S. companies. The Account attempts to mirror the investment results of the Standard & Poor's 500 Index.

PRINCIPAL VCF LARGECAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Value
                Account
              INVESTMENT ADVISOR: Bernstein Investment Research and Management
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital.

PRINCIPAL VCF LIMITED TERM BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Limited Term Bond
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide current income.

PRINCIPAL VCF MICROCAP DIVISION (NOT AVAILABLE AFTER MAY 17, 2003)

              INVESTS IN: Principal Variable Contracts Fund - MicroCap Account INVESTMENT ADVISOR: Goldman Sachs Assets Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. The
                Account will attempt to achieve its objective by investment primarily in value and growth oriented companies with small market capitalizations.

PRINCIPAL VCF MIDCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

PRINCIPAL VCF MIDCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Account
              INVESTMENT ADVISOR: The Dreyfus Corporation through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in growth stocks of medium market capitalization companies.

PRINCIPAL VCF MIDCAP GROWTH EQUITY DIVISION (NOT AVAILABLE AFTER MAY 17, 2003)

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Equity Account
              INVESTMENT ADVISOR: Turner Investment Partners, Inc. through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to achieve long-term growth of capital by investing primarily in medium capitalization U.S. companies with strong earnings growth potential.

PRINCIPAL VCF MIDCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Value
                Account
              INVESTMENT ADVISOR: Neuberger Berman Management, Inc. through a sub-advisory agreement.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of companies with value characteristics and medium market capitalizations.

PRINCIPAL VCF MONEY MARKET DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Money Market
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek as high a level of current income available from short-term securities as is considered consistent with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money market instruments.

PRINCIPAL VCF REAL ESTATE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Real Estate
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek to generate a high total return. The
                Account will attempt to achieve its objective by investing primarily in equity securities of companies principally engaged in the real estate industry.

PRINCIPAL VCF SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of both growth and value oriented companies with comparatively smaller market capitalizations.

PRINCIPAL VCF SMALLCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Growth
                Account
              INVESTMENT ADVISOR: UBS Global Asset Management (New York) Inc.
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of growth companies with comparatively smaller market capitalizations.

PRINCIPAL VCF SMALLCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Value
                Account
              INVESTMENT ADVISOR: J.P. Morgan Investment Management, Inc.
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing primarily in equity securities of small companies with value characteristics and comparatively smaller market capitalizations.

PRINCIPAL VCF UTILITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Utilities Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek to provide current income and long-term growth of income and capital by investing primarily in equity and fixed- income securities of companies in the public utilities industry.

PUTNAM VT GLOBAL ASSET ALLOCATION DIVISION (NOT AVAILABLE AFTER MAY 17, 2003)

              INVESTS IN: Putnam VT Global Asset Allocation Fund - IB Class INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: to seek a high level of long-term total return consistent with preservation of capital

PUTNAM VT VISTA FUND (NOT AVAILABLE AFTER MAY 17, 2003)

              INVESTS IN: Putnam VT Vista Fund - IB Class
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital appreciation by investing primarily in common stocks of U.S. companies.

PUTNAM VT VOYAGER DIVISION

              INVESTS IN: Putnam VT Voyager Fund - IB Class
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital appreciation by investing primarily in common stocks of U.S. companies.

WELLS FARGO VT ASSET ALLOCATION DIVISION

              INVESTS IN: Wells Fargo VT Asset Allocation Fund - VT Class INVESTMENT ADVISOR: Wells Capital Management Incorporated through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to earn long-term total return consistent with reasonable risk. The Fund invests in equity and fixed-income securities in varying proportions, with an emphasis on equity securities.

WELLS FARGO VT EQUITY INCOME DIVISION

              INVESTS IN: Wells Fargo VT Equity Income Fund - VT Class INVESTMENT ADVISOR: Wells Capital Management Incorporated through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to provide long-term capital
                appreciation and above average dividend income. The Fund invests in common stocks of large U.S. companies.

WELLS FARGO VT LARGE COMPANY GROWTH DIVISION

              INVESTS IN: Wells Fargo VT Large Company Growth Fund - VT Class INVESTMENT ADVISOR: Peregrine Capital Management, Inc. through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to provide long-term capital
                appreciation. The Fund invests in common stocks of large U.S. companies.

ADDITIONAL INFORMATION


Additional information about the Policy is available in the Statement of Additional Information dated _____________ and which is part of this prospectus.


Your questions and/or requests for a free copy of the Statement of Additional Information or a personalized illustration should be directed to: Principal Flex Variable Life, Principal Financial Group, P.O. Box 9296, Des Moines, Iowa 50306-9296, 1-800-247-9988. You may also contact us through our internet site: www.principal.com


Information about the Policy (including the Statement of Additional Information) can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the Policy are available on the Commission's internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street NW, Washington, D.C. 20549-0102.

                     Principal Flex Variable Life Insurance
             Investment Company Act File No.______________________


                                     PART B






                      STATEMENT OF ADDITIONAL INFORMATION






                        PRINCIPAL FLEXIBLE VARIABLE LIFE






                             DATED _______________







The Statement of Additional Information provides information about the Principal Flexible Variable Life Insurance Policy sponsored by Principal Life Insurance Company through its Principal Life Insurance Company Variable Life Separate Account.


This Statement of Additional Information is not a prospectus but does provide information that supplements the Policy's Prospectus dated __________. It should be read with that Prospectus which is available without charge. To request a copy of the Prospectus, please contact us at:

                        Principal Flexible Variable Life
                           Principal Financial Group
                                 P.O. Box 9296
                            Telephone:1-800-247-9988

                               TABLE OF CONTENTS


                                                                            Page


GENERAL INFORMATION AND HISTORY

 THE COMPANY

 PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

INDEPENDENT AUDITOR

UNDERWRITERS

ADDITIONAL INFORMATION ABOUT CHARGES

 SPECIAL PURCHASE PLANS

 UNDERWRITING PROCEDURES

FINANCIAL STATEMENTS

PERFORMANCE DATA

GENERAL INFORMATION AND HISTORY


THE COMPANY
Principal Life Insurance Company (the "Company") is the issuer of the Principal Variable Universal Life Accumulator II Insurance Policy (the "Policy"). The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50392. It is authorized to transact life and annuity business in all states of the United States and the District of Columbia. The Company is a wholly owned indirect subsidiary of Principal Financial Group, Inc., a publicly-traded company.

In 1879, the Company was incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. It became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual insurance holding company structure took place in 1998, when the Company became a stock life insurance company. In 2001, the mutual insurance holding company converted to a stock company through a process called demutualization, resulting in the current organizational structure.


PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
The separate account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the SEC. This registration does not involve SEC supervision of the investments or investment policies of the separate account.

All of the units of the Separate Account are owned by the Company. Policy owners may purchase units of the divisions of the Separate Account.


INDEPENDENT AUDITORS

Ernst & Young LLP, 801 Grand, Des Moines, Iowa, serves as independent auditors for Principal Life Insurance Company Variable Life Separate Account and the Company. The firm performs audit and accounting services for the Variable Life Separate Account and the Company.

UNDERWRITERS


The principal underwriter of the Policy is Princor Financial Services Corporation ("Princor") which is a wholly-owned subsidiary of Principal Financial Services, Inc. and an affiliate of the Company. The address of Princor is the Principal Financial Group, 680 8th Street, Des Moines, IA 50392-0200. Princor was incorporated in Iowa in 1968, and is a securities broker-dealer registered with the SEC as well as a member of the NASD. The Policies may also be sold through other broker-dealers authorized by Princor and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.


The Policy's offering to the public is continuous. As the principal underwriter, Princor is paid for the distribution of the Policy. For the fiscal year ended December 31, 2002, Princor received any underwriting commissions of $__________.


COMMISSIONS PAID TO DEALERS

For Policies sold through Princor, commissions will range between 0% and 50% of premium received in the first year of a Policy (and between 0% and 50% of premium received in the first year following an adjustment date), up to a target premium determined by a rate per $1,000 of face amount which varies by the age and sex of the insured. In addition, commissions will include 0% to 4% of premium received in the first year of the Policy, above the target premium. For years two and later of a Policy, commissions will range from 0% to 2% of premiums received. A service fee of 0% to 2% is paid on all premiums received after the first policy year. In addition, a persistency renewal commission may be paid which ranges from 1.25% to 5.25% of premiums received in the first three policy years, depending upon the agent's or broker's total life insurance sales for the Company. Expense allowances may also be payable to agents and brokers based upon premiums received. Commission amounts for contracts distributed by broker-dealers other than the principal underwriter will vary.


ADDITIONAL INFORMATION ABOUT CHARGES


SPECIAL PURCHASE PLANS
Where permitted by state law, Policies may be purchased under group or sponsored arrangements as well as on an individual basis. A group arrangement is a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A sponsored arrangement is a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

Charges and deductions may be reduced for Policies purchased under a group or sponsored arrangement including waiver of premium sales load and waiver of surrender charge. Reductions may be available to:
.. employees, officers, directors, agents and immediate family members of the group or sponsored arrangement; and
.. employees of agents of the Company and its subsidiaries.

Reductions are made under our rules in effect on the date a Policy application is approved and are based on certain criteria (size of group, expected number of participants, anticipated premium payments, total assets under management for the group or sponsored arrangement).


Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on the size of the arrangement, the purpose for which the Policies are purchased and certain characteristics of the members. The amount of the reduction and the criteria for reducing the charges and deductions reflect: a) our reduced sales effort and administrative costs; and b) the different mortality experience expected from sales to arrangements.


We may modify, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not discriminate unfairly against any person, including the affected owners and all other Policy owners with policies funded with the Separate Account.


UNDERWRITING PROCEDURES


Guaranteed maximum cost of insurance rates are based on 1980 CSO Mortality Table (the prevailing mortality table approved by the National Associations of Insurance Commissioners), age last birthday, with distinction for the insured's gender and smoking status. The rates will reflect the insured's risk class(es).


FINANCIAL STATEMENTS


TO BE ADDED BY AMENDMENT


PERFORMANCE DATA


The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the performance of one or more of its divisions.


The Policy was not offered prior to _______________. The Separate Account may publish advertisements containing information about the hypothetical performance of one or more of its divisions for this Policy as if the Policy had been issued on or after the date the underlying mutual fund in which such division invests was first offered. The hypothetical performance from the date of the inception of the underlying mutual fund is derived by reducing the actual performance of the underlying mutual fund by the fees and charges of the Policy as if it had been in existence. The yield and total return figures described below vary depending upon market conditions, the composition of the underlying mutual fund's portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other products. The Separate Account may also quote rankings, yields or returns published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents historical performance and is not intended to indicate future performance.


From time to time the Principal Variable Contracts Fund, Inc. advertises its Money Market division's "yield" and "effective yield". Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the division refers to the income generated in the division over a seven day period (the period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated during that week is assumed to be generated each week over a 52-week period and is shown as a percentage. The "effective yield" is calculated similarly but, when annualized, the income earned in the division is assumed to be reinvested. The "effective yield" is slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither yield quotation reflects a sales load deducted from purchase payments which, if included, would reduce the "yield" and "effective yield." For the period ended December 31, 2002, the 7-day annualized and effective yields were 1.06% and 1.07%, respectively.


In addition, the Separate Account advertises the "yield" for certain other divisions. The "yield" of a division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period. This yield quotation does not reflect a contingent deferred sales charge which, if included, would reduce the "yield." No contingent deferred sales charge is assessed on investments in the Separate Account divisions of the Policy, however, Policies which are fully surrendered within the first ten policy years (or within ten years of a face amount increase) are subject to a surrender charge


Performance history of the underlying mutual funds is measured by comparing the value of the underlying mutual fund at the beginning of the period to the value of the underlying mutual fund at the end of the period.


The Separate Account also advertises the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial premium of $1,000 to the ending redeemable policy value.


The performance information does not include any charges or fees that are deducted from your Policy. These are charges and fees such as the sales charge, charge for taxes, surrender charges, transfer fees (if any), cost of insurance charge, asset based charge, administrative charge, policy loan interest charge (if any), and charges for optional insurance benefits. Some of these charges vary depending on your age, gender, face amount, underwriting class, premiums, policy duration, and account value. All of these policy charges will have a significant impact on your Policy's value and overall performance. If these charges and fees were reflected in the performance data, performance would be lower. To see the impact of these charges and fees on your Policy's performance, you should obtain a personalized illustration based on historical underlying mutual fund performance from your financial adviser.


Following are the hypothetical average annual total returns for the periods ended December 31, 2002 assuming the Policy had been offered as of the effective dates of the underlying mutual funds in which the divisions invest:

        DIVISION             ONE YEAR         FIVE YEARS         TEN YEARS
        --------             --------         ----------         ---------
 AIM V.I. Aggressive
 Core Equity                  -16.21            -1.67
 AIM V.I. Growth              -31.49            -8.71
 AIM V.I. Premier Equity      -30.78            -2.92
 American Century VP
 Income & Growth              -19.97            -0.97
 American Century VP
 Ultra                        -23.29
 Dreyfus IP Founders
 Discovery                    -33.73
 Fidelity VIP Contrafund      -10.03             2.90
 Fidelity VIP
 Equity-Income                -17.57            -0.43               8.97
 Fidelity VIP Growth          -30.81            -1.29               7.52
 Fidelity VIP High
 Income                         2.67            -9.30               1.77
 INVESCO VIF - Dynamics       -32.41            -4.15
 INVESCO VIF - Health
 Sciences                     -24.77             4.46
 INVESCO VIF - Small
 Company Growth               -31.63             0.43
 INVESCO VIF -
 Technology                   -47.24            -7.12
 Janus Aspen Mid Cap
 Growth                       -28.66            -3.07
 Principal VCF Asset
 Allocation                   -13.59             1.32
 Principal VCF Balanced       -13.83            -2.24               4.51
 Principal VCF Bond             8.44             5.24               6.43
 Principal VCF Capital
 Value                        -14.31            -3.21               6.38
 Principal VCF Equity
 Growth                       -28.26            -2.78
 Principal VCF
 Government Securities          7.98             6.29               6.43
 Principal VCF Growth         -29.60            -8.36
 Principal VCF High
 Yield                          1.14            -0.87               4.25
 Principal VCF
 International                -16.70            -4.92
 Principal VCF
 International Emerging
 Markets                       -8.32
 Principal VCF
 International SmallCap       -16.83
 Principal VCF LargeCap
 Blend
 Principal VCF LargeCap
 Growth                       -30.39
 Principal VCF LargeCap
 Value
 Principal VCF MicroCap       -17.51
 Principal VCF MidCap          -9.43             2.60               9.70
 Principal VCF MidCap
 Growth                       -26.82
 Principal VCF MidCap
 Growth Equity                -32.88
 Principal VCF MidCap
 Value                        -10.63
 Principal VCF Money
 Market                         0.66             3.49               3.59
 Principal VCF Real
 Estate                         6.92
 Principal VCF SmallCap       -27.87
 Principal VCF SmallCap
 Growth                       -46.26
 Principal VCF SmallCap
 Value                         -9.55
 Principal VCF
 Utiltities                   -13.26
 Putnam VT Global
 Allocation                   -13.17            -1.44               5.80
 Putnam VT Vista              -31.12            -4.91
 Putnam VT Voyager            -27.08            -2.10               7.56
 Wells Fargo VT Asset
 Allocation                   -13.50             1.56
 Wells Fargo VT Equity
 Income                       -19.86            -0.78
 Wells Fargo VT Large
 Company Growth               -28.55



                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements

          Financial Statements included in the Registration Statement
          (1)   Part A:
                  Condensed Financial Information for the seven years ended December 31, 2002 and for the period beginning June 16, 1994 and ended December 31, 1994. **

          (2)   Part B:
                 Principal Life Insurance  Company Variable Life Separate
                 Account:
                   Report of Independent Auditors.
                   Statement of Assets and Liabilities,
                    December 31, 2002. **
                   Statement of Operations for the year ended
                     December 31, 2002. **
                   Statements of Changes in Net Assets for the years
                     ended December 31, 2002 and 2001. **
                   Notes to Financial Statements. **
                 Principal Life Insurance Company:
                   Report of Independent Auditors. **
                   Consolidated Statements of Financial Position,
                     December 31, 2002 and 2001. **
                   Consolidated Statements of Operations for the years
                     ended December 31, 2002, 2001 and 2000. **
                   Consolidated Statements of Financial Position,
                     December 31, 2002 and 2001. **
                   Consolidated Statements of Stockholder's Equity for
                     the years ended  December 31, 2002, 2001 and 2000. **
                   Consolidated Statements of Cash Flows for the
                     years ended December 31, 2002, 2001 and 2000. **
                   Notes to Consolidated Financial Statements. **

          3)    Part C
                 Principal Life Insurance Company
                  Report of Independent Auditors on Schedules**
                  Schedule I - Summary of Investments - Other Than
                    Investments in Related Parties As December 31, 2002**
                  Schedule III - Supplementary Insurance Information
                    As of December 31, 2002, 2001 and 2000 and for each of the years then ended**
                  Schedule IV - Reinsurance
                    As of December 31,2002, 2001 and 2000 and for each of the years then ended**

Item 27.  Exhibits
          (a)    Board Resolution of Registrant (filed 4/12/96)
          (b)    N/A
          (c1)   Distribution Agreement (filed 4/12/96)
          (c2)   Selling Agreement (filed 4/12/96)
          (c3)   Registered Representative Agreement (filed 4/12/96)
          (c4)   Schedule of sales commissions (filed 4/12/96)
          (d1)   Form of Variable Life Contract (filed 4/12/96)
          (d2)   Accelerated Benefits Rider (filed 4/12/96)
          (d3)   Accounting Benefit Rider (filed 4/12/96)
          (d4)   Accidental Death Benefit Rider (filed 4/12/96)
          (d5)   Change of Insured Rider (filed 4/12/96)
          (d6)   Children Term Insurance Rider (filed 4/12/96)
          (d7)   Cost of Living Increase Rider (filed 4/12/96)
          (d8)   Death Benefit Guarantee Rider (filed 4/12/96)
          (d9)   Guaranteed Increase Option Rider (filed 4/12/96)
          (d10)  Spouse Term Insurance Rider (filed 4/12/96)
          (d11)  Waiver of Monthly Deductions Rider (filed 4/12/96)
          (d12)  Form of Variable Life Contract - Unisex Version (filed 4/12/96)
          (d13)  Accelerated Benefits Rider (filed 4/12/96)
          (d14)  Accounting Benefit Rider (filed 4/12/96)
          (d15)  Accidental Death Benefit Rider (filed 4/12/96)
          (d16)  Change of Insured Rider (filed 4/12/96)
          (d17)  Children Term Insurance Rider (filed 4/12/96)
          (d18)  Cost of Living Increase Rider (filed 4/12/96)
          (d19)  Death Benefit Guarantee Rider (filed 4/12/96)
          (d20)  Guaranteed Increase Option Rider (filed 4/12/96)
          (d21)  Spouse Term Insurance Rider (filed 4/12/96)
          (d22)  Waiver of Monthly Deductions Rider (filed 4/12/96)
          (e1)   Form of Application (filed 4/12/96)
          (e2)   Supplemental Application (filed 4/12/96)
          (f1) Articles of Incorporation, as Amended of the Depositor (filed 4/19/99)
          (f2)   Bylaws of Depositor (filed 4/19/99)
          (g)    Reinsurance Contracts *
          (h)    Participation Agreements
          (h1)   AIM Variable Insurance Funds *
          (h2)   American Century Investment Management, Inc. *
          (h3)   Dreyfus Investment Portfolios *
          (h4)   Variable Insurance Products Fund, Fidelity
                    Distributors, Inc. *
          (h5)   INVESCO Funds Group, Inc. *
          (h6)   Janus Aspen Series *
          (h7)   Putnam Variable Trust *
          (h8)   Wells Fargo Fund Management, LLC *
          (i)    N/A
          (j)    N/A
          (k)    Opinion of Counsel
          (l)    Opinion and Consent of Lisa Butterbaugh (filed 4/30/02)
          (m)    N/A
          (n1)   Consent of Ernst & Young LLP **
          (n2)   Powers of Attorney (filed 4/12/96, 2/28/97, 4/13/98 and
                    4/19/99)
          (o)    Financial Statement Schedules **
          (p)    N/A
          (q)    Redeemability Exemption (6e-2(b)(12)(ii) or 6e-3(T)
                     (filed 2/28/97)

*    Filed herein
**   to be Filed by Amendment

Item 28.  Officers and Directors of the Depositor

          Principal   Life  Insurance  Company  is  managed by a Board of
          Directors which is elected by its policyowners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal business address, are as follows:

            DIRECTORS:                       Principal
            Name, Positions and Offices      Business Address

            BETSY J. BERNARD                 AT&T Consumer
            Director                         295 North Maple Avenue
            Chair, Nominating Committee      Room 4345L1
                                             Basking Ridge, NJ 07920


            JOCELYN CARTER-MILLER            Office Depot, Inc.
            Director                         2200 Old Germantown Road
            Member, Audit Committee          Delray Beach, FL  33445

            GARY E. COSTLEY                  Multifoods
            Director                         110 Cheshire Lane, Suite 300
            Member, Human Resources          Minnetonka, MN  55305
               Committee

            DAVID J. DRURY                   4633 156th Street
            Director                         Waukee, IA  50263
            Member, Executive Committee

            C. DANIEL GELATT, JR.            NMT Corporation
            Director                         2004 Kramer Street
            Member, Executive Committee      La Crosse, WI  54603
              Member, Human Resources
              Committee

            J. BARRY GRISWELL                The Principal Financial Group
            Director,                        Des Moines, IA  50392
            Chairman of the Board
              Chair, Executive Committee

            SANDRA L. HELTON                 Telephone and Data Systems, Inc.
            Director                         30 North LaSalle Street, Suite 4000
            Member, Audit Committee          Chicago, IL  60602

            CHARLES S. JOHNSON               4935 Mesa Capella Drive
            Director                         Las Vegas, NV  89113-1441
            Member, Human Resources
              Committee

            WILLIAM T. KERR                  Meredith Corporation
            Director                         1716 Locust St.
            Member, Executive Committee      Des Moines, IA  50309-3023
              and Chair, Human Resources
              Committee

            RICHARD L. KEYSER                W.W. Grainger, Inc.
            Director                         100 Grainger Parkway
            Member, Audit Committee          Lake Forest, IL  60045-5201

            VICTOR. H. LOEWENSTEIN           Egon Zehnder International
            Director                         10 Cours de Rive
            Member, Nominating               CH-1204 Geneva, Switzerland
              Committee
            Federico F. Pena                 Vestar Capital Partners
            Member, Nominating               1225 17th Street, Ste 1660
              Committee                      Denver, CO  80202

            DONALD M. STEWART                The Chicago Community Trust
            Director                         222 North LaSalle Street, Ste 1400
            Member, Nominating               Chicago, IL  60601-1009
              Committee

            ELIZABETH E. TALLETT             Dioscor, Inc.
            Director                         48 Federal Twist Road
            Chair, Audit Committee           Stockton, NJ  08559
            Member, Executive Committee


            EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)

            JOHN EDWARD ASCHENBRENNER         Executive Vice President
            PAUL FRANCIS BOGNANNO             Senior Vice President
            GARY MERLYN CAIN                  Senior Vice President
            MICHAEL THOMAS DALEY              Executive Vice President
            CHARLES ROBERT DUNCAN             Senior Vice President
            RALPH CRAIG EUCHER                Senior Vice President
            DENNIS PAUL FRANCIS               Senior Vice President
            MICHAEL HARRY GERSIE              Executive Vice President and Chief Financial Officer
            THOMAS JOHN GRAF                  Senior Vice President
            ROBB BRYAN HILL                   Senior Vice President
            JOYCE NIXSON HOFFMAN              Senior Vice President and Corporate Secretary
            DANIEL JOSEPH HOUSTON             Senior Vice President
            ELLEN ZISLIN LAMALE               Senior Vice President and Chief Actuary
            JULIA MARIE LAWLER                Senior Vice President and Chief Investment Officer
            JAMES PATRICK MCCAUGHAN           Executive Vice President
            MARY AGNES O'KEEFE                Senior Vice President
            KAREN ELIZABETH SHAFF             Senior Vice President and General Counsel
            ROBERT ALLEN SLEPICKA             Senior Vice President
            NORMAN RAUL SORENSEN              Senior Vice President
            CARL CHANSON WILLIAMS             Senior Vice President and Chief Information Officer
            LARRY DONALD ZIMPLEMAN            Executive Vice President


Item 29.  Persons Controlled by or Under Common Control with Registrant

          Principal   Financial   Services,   Inc.  (an  Iowa   corporation)  an
          intermediate holding company organized pursuant to Section 512A.14 of the Iowa Code.

          Subsidiaries   wholly-owned  by  Principal   Financial  Services, Inc.

          a. Princor Financial Services Corporation (an Iowa Corporation) a registered broker-dealer.

          b.   PFG DO Brasil LTDA (Brazil) a Brazilian holding company.

          c. Principal International, Inc. (an Iowa Corporation) a company engaged in international business development.

          d. Principal Life Insurance Company (an Iowa corporation) a stock life insurance company engaged in the business of insurance and retirement services.

          e.   Principal International Holding Company, LLC

          f. Principal Financial Group (Mauritius) Ltd. a Mauritius holding company.

          g. ING/Principal Pensions Co., Ltd. (Japan) a Japan company who engages in the management, investment and administration of financial assets and any services incident thereto.

          h. Principal Financial Services (Australia), Inc. (an Iowa holding company) formed to facilitate the acquisition of the Australian business of BT Australia.

          i. Principal Capital Management (Singapore) Limited (a Singapore corporation) a company engaging in funds management.

          j. Principal Financial Services (NZ), Inc. (an Iowa holding company) formed to facilitate the acquisition of the New Zealand business of BT Australia.

          k. Principal Capital Management (Europe) Limited a United Kingdom company that engages in European representation and distributor of the Principal Investments Funds.

          l. Principal Capital Management (Ireland) Limited an Ireland company that engages in fund management.

          m.   Principal International de Chile, S.A. (Chile) a holding company.

          n. Principal Financial Group Investments (Australia) Pty Limited an Australia holding company.

          Subsidiary wholly-owned by Princor Financial Services Corporation:

          a.   Principal   Management   Corporation  (an  Iowa   Corporation)  a
               registered investment advisor.

          Subsidiary 42% owned by PFG DO Brasil LTDA

          a.   Brasilprev    Seguros E Previdencia  S.A. (Brazil)  a   pension
               fund company.

          Subsidiaries wholly-owned by Principal International, Inc.:

          a.   Zao Principal International (a Russia Corporation) inactive.

          b.   Principal   International    Argentina,    S.A.   (an   Argentina
               corporation) a holding company that owns Argentina corporations offering annuities, group and individual insurance policies.

          c. Principal Asset Management Company (Asia) Ltd. (Hong Kong) an asset management company.

          d. Principal International (Asia) Limited (Hong Kong) a corporation operating as a regional headquarters for Asia.

          e. Principal Trust Company (Asia) Limited (Hong Kong) (an Asia trust company).

          f. Principal Mexico Compania de Seguros, S.A. de C.V. (Mexico) a life insurance company.

          g.   Principal Pensiones, S.A. de C.V. (Mexico) a pension company.

          h.   Principal Afore, S.A. de C.V. (Mexico), a pension company.

          i.   Principal   Consulting   (India)   Private   Limited   (an  India
               corporation) an India consulting company.

          Subsidiaries 88% owned by Principal International, Inc.:

          a. Principal Insurance Company (Hong Kong) Limited (a Hong Kong Corporation) a company that sells insurance and pension products.

          Subsidiaries wholly-owned by Principal International Argentina, S.A. (Argentina):

          a. Principal Retiro Compania de Seguros de Retiro, S.A. (Argentina) an annuity company.

          b. Principal Life Compania de Seguros, S.A. (Argentina) a life insurance company.

          Subsidiary wholly-owned by Principal International (Asia) Limited (Hong Kong):

          a. Principal Capital Management (Asia) Limited (Hong Kong) Asian representative and distributor for the Principal Investment Funds.

          Subsidiary wholly-owned by Principal Afore, S.A. de C.V. (Mexico):

          a. Siefore Principal, S.A. de C.V. (Mexico) an investment fund company.

          Subsidiaries  organized and  wholly-owned  by Principal Life Insurance
          Company:

          a. InSource Group,LLC (Delaware) a limited liability company engaged in marketing products for companies of the Principal Financial Group, Inc.

          b. Principal Capital Management, LLC (a Delaware Corporation) a limited liability company that provides private mortgage, real estate & fixed-income securities services to institutional clients.

          c. Principal Development Investors, LLC (a Delaware Corporation) a limited liability company engaged in acquiring and improving real property through development and redevelopment.

          d. Principal Net Lease Investors, LLC (a Delaware Corporation) a limited liability company which operates as a buyer and seller of net leased investments.

          e. Principal Holding Company (an Iowa Corporation) a downstream holding company for Principal Life Insurance Company.

          f. Executive Benefit Services, Inc. (North Carolina) marketing, sales and administration of executive employee benefit services.

          Principal Life Insurance Company sponsored the organization of the following mutual funds, some of which it controls by virtue of owning voting securities

               Principal Balanced Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal Bond Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal Capital Value Fund, Inc. (a Maryland Corporation) 31.28% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates)on February 7, 2003.

               Principal Cash Management Fund, Inc. (a Maryland Corporation) 2.90% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal Government Securities Income Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal Growth Fund, Inc. (a Maryland Corporation) 0.46% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal International Emerging Markets Fund, Inc. (a Maryland Corporation) 29.25% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal International Fund, Inc. (a Maryland Corporation) 24.55% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal   International   SmallCap   Fund,   Inc.  (a  Maryland
               Corporation) 4.39% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal Limited Term Bond Fund, Inc. (a Maryland Corporation) 2.93% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal   LargeCap   Stock   Index   Fund,   Inc.  (a  Maryland
               Corporation) 3.21% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal MidCap Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003

               Principal Partners Blue Chip Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal  Partners   Equity  Growth  Fund,  Inc.(a  Maryland
               Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003

               Principal   Partners   LargeCap  Blend  Fund,   Inc.(a  Maryland
               Corporation) 13.58% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003

               Principal   Partners   LargeCap  Value  Fund,   Inc.(a  Maryland
               Corporation) 14.19% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003

               Principal   Partners   MidCap   Growth  Fund,   Inc.(a   Maryland
               Corporation) 8.20% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003

               Principal   Partners  SmallCap  Growth  Fund,   Inc.(a  Maryland
               Corporation) 27.61% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003

               Principal Real Estate Fund, Inc. (a Maryland Corporation) 25.75% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003

               Principal SmallCap Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal Investors Fund, Inc.(a Maryland Corporation),
               17.93% of shares outstanding of the Balanced Fund,
               0.33% of shares outstanding of the Bond & Mortgage Securitites Fund,
               22.06% of shares outstanding of the Capital Preservation Fund, 0.56% of shares outstanding of the Governement Securities Fund,
               25.97%   of   shares    outstanding    of   the   High    Quality
               Intermediate-Term Bond Fund,
               28.22% of shares outstanding of the High Quality Long-Term Bond Fund,
               0.57% of shares outstanding of the High Quality Short-Term Bond Fund,
               38.04% of shares outstanding of the International Emerging Markets Fund,
               13.22% of shares outstanding of the International Fund I, 0.60% of shares outstanding of the International Fund II, 33.55% of shares outstanding of the International SmallCap Fund, 99.99% of shares outstanding of the LargeCap Blend Fund I, 28.93% of shares outstanding of the LargeCap Growth Fund, 1.76% of shares outstanding of the LargeCap S&P 500 Index Fund, 28.80% of shares outstanding of the LargeCap Value Fund, 0.23% of shares outstanding of the Principal LifeTime 2010 Fund, 0.17% of shares outstanding of the Principal LifeTime 2020 Fund, 0.18% of shares outstanding of the Principal LifeTime 2030 Fund, 0.49% of shares outstanding of the Principal LifeTime 2040 Fund, 1.26% of shares outstanding of the Principal LifeTime 2050 Fund, 0.54% of shares outstanding of the Principal LifeTime Strategic Income Fund,
               20.47% of shares outstanding of the MidCap Blend Fund, 10.43% of shares outstanding of the MidCap Growth Fund, 19.57% of shares outstanding of the MidCap S&P 400 Index Fund, 0.55% of shares outstanding of the MidCap Value Fund, 0.20% of shares outstanding of the Money Market Fund, 1.01% of shares outstanding of the Partners LargeCap Blend Fund, 21.53% of shares outstanding of the Partners LargeCap Blend
               Fund I,
               99.42% of shares outstanding of the Partners LargeCap Growth
               Fund,
               0.42% of shares outstanding of the Partners LargeCap Growth Fund
               I,
               26.27% of shares outstanding of the Partners LargeCap Growth Fund II,
               0.44% of shares outstanding of the Partners LargeCap Value Fund, 22.90% of shares outstanding of the Partners MidCap Blend Fund, 17.76% of shares outstanding of the Partners MidCap Growth Fund, 8.86% of shares outstanding of the Partners MidCap Value Fund, 99.97% of shares outstanding of the Partners SmallCap Blend Fund, 1.75% of shares outstanding of the Partners SmallCap Growth Fund I,
               0.29% of shares outstanding of the Partners SmallCap Growth Fund II,
               2.18% of shares outstanding of the Partners SmallCap Value Fund, 99.99% of shares outstanding of the Partners SmallCap Value Fund I,
               0.18% of shares outstanding of the Preferred Securities Fund, 7.80% of shares outstanding of the Real Estate Fund, 18.09% of shares outstanding of the SmallCap Blend Fund, 15.81% of shares outstanding of the SmallCap Growth Fund, 0.70% of shares outstanding of the SmallCap S&P 600 Index Fund, 12.24% of shares outstanding of the SmallCap Value Fund, were owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal Tax-Exempt Bond Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal Utilities Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on February 7, 2003.

               Principal Variable Contracts Fund, Inc. (a Maryland Corporation) 100% of shares outstanding of the following Accounts owned by Principal Life Insurance Company and its Separate Accounts on February 7, 2003: Asset Allocation, Balanced, Blue Chip, Bond, Capital Value, Equity Growth (f/k/a Aggressive Growth), Government Securities, Growth, High Yield, International, International Emerging Markets, International SmallCap, LargeCap Blend, LargeCap Growth, LargeCap Growth Equity, LargeCap Stock Index, LargeCap Value, MicroCap, MidCap, MidCap Growth, MidCap Growth Equity, MidCap Value, Money Market, Real Estate, SmallCap, SmallCap Growth, SmallCap Value, and Utilities.

          Subsidiaries wholly-owned by Principal Capital Management, LLC:

          a. Principal Enterprise Capital, LLC (a Delaware Corporation) a company engaged in portfolio management on behalf of institutional clients for structuring, underwriting and management of entity-level investments in real estate operating companies (REOCs).

          b. Principal Commercial Acceptance, LLC (a Delaware Corporation) a limited liability company that provides private market bridge financing and other secondary market opportunities.

          c.   Principal  Capital  Real  Estate   Investors,   LLC  (a  Delaware
               Corporation) a registered investment advisor.

          d. Principal Commercial Funding, LLC (a Delaware Corporation) a limited liability company engaged in the structuring, warehousing, securitization and sale of commercial mortgage-backed securities.

          e.   Principal  Capital  Income  Investors,  LLC  a  Delaware  limited
               liability   company  which  provides   investment  and  financial
               services.

          f. Principal Capital Futures Trading Advisor, LLC a Delaware funds management limited liability company.

          g. Invista Capital Management, LLC (an Delaware Corporation) a limited liability company which is a registered investment adviser.

          h. Spectrum Asset Management, Inc. (Connecticut) A corporation specializing in all aspects of the preferred market including portfolio management, risk management and trading.

          Subsidiary wholly-owned by Invista Capital Management, LLC:

          a. Principal Capital Trust. (a Delaware Corporation) a business trust and private investment company offering non-registered units, initially, to tax-exempt entities.

          Subsidiaries wholly-owned by Principal Holding Company:

          a. Principal Generation Plant, LLC an inactive Delaware limited liability company.

          b. Principal Bank (a Federal Corporation) a Federally chartered direct delivery savings bank.

          c. Patrician Associates, Inc. (a California Corporation) a real estate development company.

          d. Petula Associates, Ltd. (an Iowa Corporation) a real estate development company.

          e. Principal Development Associates, Inc. (a California Corporation) a real estate development company.

          f. Principal Spectrum Associates, Inc. (California) a corporation which engages in real estate joint venture transactions with developers.

          g. Principal FC, Ltd. (an Iowa Corporation) a limited purpose investment corporation.

          h.   Equity FC,  Ltd.  (an Iowa  Corporation)  engaged  in  investment
               transactions,   including   limited   partnerships   and  limited
               liability companies.

          i.   Principal        Delaware       Name       Holding       Company,
               Inc.(Delaware) a corporation which is currently inactive.

          j. Principal Asset Markets, Inc. (an Iowa Corporation) a corporation which is currently inactive.

          k. Principal Residential Mortgage, Inc. (an Iowa Corporation) a full service mortgage banking company that makes and services a wide variety of loan types on a nationwide basis.

          l. Principal Portfolio Services, Inc. (an Iowa Corporation) a corporation which is currently inactive.

          m. HealthRisk Resource Group, Inc. (an Iowa Corporation) a general business corporation that engages in investment transactions, including limited partnerships and limited liability companies

          n. Preferred Product Network, Inc. (a Delaware corporation) an insurance broker.

          o. Principal Health Care, Inc. (an Iowa Corporation) a managed care company.

          p. Dental-Net, Inc. (an Arizona Corporation) a managed dental care services organization. HMO and dental group practice.

          q. Principal Financial Advisors, Inc. (an Iowa Corporation) a registered investment advisor.

          r. Delaware Charter Guarantee & Trust Company, d/b/a Trustar Retirement Services (a Delaware Corporation) a corporation that administers individual and group retirement plans for stock brokerage firm clients and mutual fund distributors.

          s. Professional Pensions, Inc. (a Connecticut Corporation) a corporation engaged in sales, marketing and administration of group insurance plans and third-party administrator for defined contribution plans.

          t. Principal Investors Corporation (a New Jersey Corporation) a corporation which is currently inactive.

          Subsidiary wholly-owned by Petula Associates, Ltd.

          a. Petula Prolix Development Company (Iowa) a general business corporation involved in joint real estate ventures.

         Subsidiary wholly-owned by Principal Residential Mortgage, Inc.:

          a. Principal Wholesale Mortgage, Inc. (an Iowa Corporation) a brokerage and servicer of residential mortgages.

          b. Principal Mortgage Reinsurance Company (a Vermont corporation) a mortgage reinsurance company.

          c. Principal Residential Mortgage Funding, LLC (Iowa) a full service mortgage banking company that makes and services a wide variety of loan types on a nationwide basis.

          Subsidiaries wholly-owned by Dental-Net, Inc.

          a. Employers Dental Services, Inc. (an Arizona corporation) a prepaid dental plan organization.

          Subsidiaries wholly-owned by Professional Pensions, Inc.:

          a. Benefit Fiduciary Corporation (a Rhode Island corporation) serves as a corporate trustee for retirement trusts.

          b. PPI Employee Benefits Corporation (a Connecticut corporation) a registered broker-dealer limited to the sale of open-end mutual funds and variable insurance products.

          c. Boston Insurance Trust, Inc. (a Massachusetts corporation) a corporation which serves as a trustee and administrator of insurance trusts and arrangements.

          Subsidiary wholly-owned by Executive Benefit Services, Inc.:

          a.    Executive Broker Dealers Services, LLC

          Subsidiary wholly-owned by Principal Financial Group (Mauritius) Ltd.

          a. IDBI Principal Asset Management Company (India) a India asset management company.

          b. IDBI-Principal Trustee Company Limited (India) a trustee for mutual funds.

          Subsidiary wholly-owned by Principal Financial Services (Australia),
          Inc.:

          a. Principal Financial Group (Australia) Holdings Pty Ltd. an Australian holding company organized in connection with the contemplated acquisition of BT Australia Funds Management.

          Subsidiary wholly-owned by Principal Financial Group (Australia) Holdings Pty Ltd.

          a.   BT Financial Group Pty Ltd. (Australia) a holding company.

          Subsidiary  wholly-owned by BT Financial Group PTY Ltd.:

          a.   BT  Investments   (Australia)   Limited  a  company   engaged  in
               institutional and retail money management.


          Subsidiary wholly-owned by BT Investments (Australia) Limited:

          a. BT Australia (Holdings) Pty Ltd (Australia) a commercial and investment banking and asset management company.


          Subsidiary wholly-owned by BT Australia (Holdings) Pty Ltd:

          a. BT Australia Pty Ltd. (Australia) a company engaged in asset management and trustee/administrative activities.

          Subsidiaries wholly-owned by BT Australia PTY Ltd.:

          a. BT Australia Corporate Services Pty Limited an Australia holding company for internal service companies.

          b. BT Life Limited an Australia company engaged in commercial and investment linked life insurance policies.

          c. BT Funds Management Limited an Australia company engaged in institutional and retail money management.

          d. Principal Capital Global Investors Limited dba BT Fund Management (Australia) a company who manages international funds (New Zealand, Singapore, Asia, North America and and United Kingdom).

          e. BT Securities Limited an Australia company that engages in loan finance secured against share and managed fund portfolios.

          f.   QV1 Pty Limited an Australia company.

          g. BT Portfolio Services Limited an Australia company that engages in processing and transaction services for financial planners and financial intermediaries.

          h. BT Wealth Management Pty Ltd (Australia) A company which is a financial advisory service provider.

          Subsidiaries organized and wholly-owned by BT Australia Corporate Services Pty Limited:

          a. BT Finance Pty Limited an Australia provider of finance by loans and leases.

          b. BT Nominees Pty Limited an Australia company that operates as a trustee of staff superannuation fund (pension plan).

          c. Chifley Services Pty Limited an Australia company that engages in staff car leasing management.

          Subsidiaries wholly-owned by BT Funds Management Limited

          a. BT Tactical Asset Management Pty Limited an Australia company that engages in management of futures positions.

          b. Oniston Pty Ltd an Australia company that is a financial services investment vehicle.

          c. BT Finance & Investments Pty Ltd an Australia trustee of wholesale cash management trust.

          Subsidiary organized and wholly-owned by BT Securities Limited:

          a.   BT (Queensland) Pty Limited an Australia trustee company.

          Subsidiary  organized and wholly-owned by Principal Financial Services
          (NZ), Inc.

          a.   BT Financial Group (NZ) Limited a New Zealand holding company.

          Subsidiary  organized and  wholly-owned  by BT Financial Group (NZ)
          Limited:

          a.   BT Funds Management (NZ) Limited a New Zealand funds manager.


          Subsidiary wholly-owned by Principal International de Chile, S.A.:

          a. Principal Tanner Administradora De Fondos Mutuos S.A. (Chile) a corporation organized for the administration of various funds.

          b. Principal Compania de Seguros de Vida Chile S.A. (Chile) life insurance company.

          Subsidiary 60% owned by Principal Compania de Seguros de Vida Chile S.A. (Chile):

          a.   Andueza  &  Principal   Creditos   Hipotecarios  S.A.  (Chile)  a
               residential mortgage company.

          Subsidiary organized and wholly-owned by Principal Financial Group Investments (Australia) Pty Limited:

          a.   Principal Hotels Holdings Pty Ltd. a holding company.

          Subsidiary organized and wholly-owned by Principal Hotels Holdings Pty Ltd.:

          a.   Principal Hotels Australia Pty Ltd. a holding company.

          Subsidiary organized and wholly-owned by Principal Hotels Australia Pty Ltd.:

          a. BT Hotel Limited an Australia corporation, which is the hotel operating/managing company of the BT Hotel Group.
               company.

Item 30.  Indemnification

               None

Item 31.       Principal Underwriters

(a) Princor Financial Services Corporation, principal underwriter for Registrant, acts as principal underwriter for, Principal Balanced Fund, Inc., Principal Bond Fund, Inc., Principal Capital Value Fund, Inc., Principal Cash Management Fund, Inc., Principal Government Securities Income Fund, Inc., Principal Growth Fund, Inc., Principal International Emerging Markets Fund, Inc., Principal International Fund, Inc., Principal International SmallCap Fund, Inc., Principal Investors Fund, Inc., Principal LargeCap Stock Index Fund, Inc., Principal Limited Term Bond Fund, Inc., Principal MidCap Fund, Inc., Principal Partners Blue Chip Fund, Inc., Principal Partners Aggressive Growth Fund, Inc., Principal Partners LargeCap Blend Fund, Inc., Principal Partners LargeCap Value Fund, Inc. Principal Partners MidCap Growth Fund, Inc., Principal Partners SmallCap Growth Fund, Inc., Principal Real Estate Fund, Inc., Principal SmallCap Fund, Inc., Principal Tax-Exempt Bond Fund, Inc., Principal Utilities Fund, Inc., Principal Variable Contracts Fund, Inc. and for variable annuity contracts participating in Principal Life Insurance Company Separate Account B, a registered unit investment trust, and for variable life insurance contracts issued by Principal Life Insurance Company Variable Life Separate Account, a registered unit investment trust.

  (b)      (1)                 (2)
                               Positions
                               and offices
  Name and principal           with principal
  business address             underwriter

     Lindsay L. Amadeo        Assistant Director -
     The Principal            Marketing Services
     Financial Group
     Des Moines, IA 50392

     John E. Aschenbrenner    Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Patricia A. Barry        Assistant Corporate Secretary
     The Principal
     Financial Group
     Des Moines, IA 50392

     Craig L. Bassett         Treasurer
     The Principal
     Financial Group
     Des Moines, IA 50392

     Michael J. Beer          Executive Vice President
     The Principal
     Financial Group
     Des Moines, IA  50392

     David J. Brown           Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     P. Scott Cawley          Product Marketing Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

     Michael T. Daley         Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Ralph C. Eucher          Director and
     The Principal            President
     Financial Group
     Des Moines, IA  50392

     Arthur S. Filean         Senior Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Dennis P. Francis        Director
     The Principal
     Financial Group
     Des Moines, IA  50392

     Paul N. Germain          Vice President -
     The Principal            Mutual Fund Operations
     Financial Group
     Des Moines, IA  50392

     Ernest H. Gillum         Vice President -
     The Principal            Product Development
     Financial Group
     Des Moines, IA 50392

     Susan R. Haupts          Marketing Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

     Joyce N. Hoffman         Sr. Vice President and
     The Principal            Corporate Secretary
     Financial Group
     Des Moines, IA 50392

     Peter R. Kornweiss       Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Elise M. Pilkington      Assistant Director -
     The Principal            Retirement Consulting
     Financial Group
     Des Moines, IA  50392

     Martin R. Richardson     Operations Officer -
     The Principal            Broker/Dealer Services
     Financial Group
     Des Moines, IA 50392

     Michael D. Roughton      Counsel
     The Principal
     Financial Group
     Des Moines, IA 50392

     James F. Sager           Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Jean B. Schustek         Assistant Vice President -
     The Principal            Registered Products
     Financial Group
     Des Moines, IA  5092

     Kyle R. Selberg          Vice President-Marketing
     The Principal
     Financial Group
     Des Moines, IA 50392

     Karen E. Shaff           Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Minoo Spellerberg        Assistant Vice President and
     The Principal            Compliance Officer
     Financial Group
     Des Moines, IA  50392

     Paul D. Steingreaber     Director of Investment Products
     The Principal
     Financial Group
     Des Moines, IA 50392

     Jamie K. Stenger         Assistant Director - Compliance
     The Principal Financial
     Group

     Kirk L. Tibbetts         Senior Vice President and
     The Principal            Chief Financial Officer
     Financial Group
     Des Moines, IA 50392

     Larry D. Zimpleman       Chairman of the Board and
     The Principal            Director
     Financial Group
     Des Moines, IA  50392



           (c)        (1)                       (2)

                                      Net Underwriting
            Name of Principal           Discounts and
               Underwriter               Commissions

       Princor Financial                 $21,068,435
       Services Corporation

              (3)                       (4)                 (5)

         Compensation on            Brokerage
        Events Occasioning          Commissions         Compensation
        the Deduction of a
        Deferred Sales Load

                0                       0                    0


Item 32.  Location of Accounts and Records

          All accounts, books or other documents of the Registrant are located at the offices of the Depositor, The Principal Financial Group, Des Moines, Iowa 50392.

Item 33.  Management Services

          Inapplicable

Item 34.  Fee Representation

          Principal Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Principal Life Insurance Company Variable Life Separate Account, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereto duly authorized, and its seal to be hereunto affixed and attested, in the City of Des Moines and State of Iowa, on the 28th day of February, 2003

                         PRINCIPAL LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                                 (Registrant)

                                   /s/ J. Barry Griswell
                         By ______________________________________________
                              J. Barry Griswell
                              Chairman, President and Chief Executive Officer


                         By  PRINCIPAL LIFE INSURANCE COMPANY

                                 (Depositor)

                                   /s/ J. Barry Griswell
                         By ______________________________________________
                              J. Barry Griswell
                              Chairman, President and Chief Executive Officer

Attest:

/s/ Joyce N. Hoffman
-----------------------------------
Joyce N. Hoffman
Senior Vice President and
  Corporate Secretary


As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                          Title                           Date

/s/ J. B. Griswell             President, Chairman and         02/28/2003
--------------------           Chief Executive Officer
J. B. Griswell


/s/ G. B. Elming               Vice President and              02/28/2003
--------------------           Controller (Principal
G. B. Elming                   Accounting Officer)



/s/ M. H. Gersie               Executive Vice President        02/28/2003
--------------------           and Chief Financial Officers
M. H. Gersie                   (Principal Financial
                               Officer)


  (B. J. Bernard)*             Director                        02/28/2003
--------------------
B. J. Bernard


  (J. Carter-Miller)*          Director                        02/28/2003
--------------------
J. Carter-Miller


  (G. E. Costley)*             Director                        02/28/2003
--------------------
G. E. Costley


  (D. J. Drury)*               Director                        02/28/2003
--------------------
D. J. Drury


  (C. D. Gelatt, Jr.)*         Director                        02/28/2003
--------------------
C. D. Gelatt, Jr.


  (S. L. Helton)*              Director                        02/28/2003
--------------------
S. L. Helton


  (C. S. Johnson)*             Director                        02/28/2003
--------------------
C. S. Johnson


  (W. T. Kerr)*                Director                        02/28/2003
--------------------
W. T. Kerr


  (R. L. Keyser)*              Director                        02/28/2003
--------------------
R. L. Keyser


  (V. H. Loewenstein)*         Director                        02/28/2003
--------------------
V. H. Loewenstein


  (F. F. Pena)*                Director                        02/28/2003
--------------------
F. F. Pena


  (D. M. Stewart)*             Director                        02/28/2003
--------------------
D. M. Stewart


  (E. E. Tallett)*             Director                        02/28/2003
--------------------
E. E. Tallett


                          *By    /s/ J. Barry Griswell
                                 ------------------------------------
                                 J. Barry Griswell
                                 Chairman, President and Chief Executive Officer

                                 Pursuant to Powers of Attorney
                                 Previously Filed or Included